Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited, Hong Kong Securities Clearing Company Limited, the Cayman Islands Stock Exchange and Nasdaq Global Select Market take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in O2Micro International Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information only and does not constitute an offer or invitation to acquire, purchase or subscribe for securities of O2Micro International Limited.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code 457)

PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED AND

RELATED CONDITIONAL AMENDMENT AND RESTATEMENT OF

MEMORANDUM AND ARTICLES OF ASSOCIATION, ADOPTION OF 2009

EMPLOYEE STOCK PURCHASE PLAN

AND AMENDMENT OF 2005 SHARE OPTION PLAN

AND 2005 SHARE INCENTIVE PLAN

A notice convening an extraordinary general meeting of O2Micro International Limited (the “Company”) to be held at or about 2:15 p.m. on Friday, 29 May 2009, Cayman Islands time (3:15 a.m. on 30 May 2009, Hong Kong time) at the offices of Maples and Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands is set out on page 54 of this circular. Shareholders are advised (whether they are able to attend the meeting or not) to read the notice and complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s Hong Kong Branch Registrar, at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours prior to the time set for the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the meeting or any adjournment thereof. Holders of American depositary shares should complete, date and sign the accompanying ADS Voting Instruction Card for American depositary shares in accordance with the instructions it contains. ADS Voting Instruction Cards must be returned to The Bank of New York Mellon, the depositary bank for the American depositary share program at 101 Barclay Street, New York, New York 10286, United States, by 5:00 p.m. on 21 May 2009, New York time (5:00 a.m. on 22 May 2009, Hong Kong time).

24 April 2009

*	For identification purposes only

— i —

INDICATIVE TIMETABLE

2009

Hong Kong time		Cayman Islands time

Latest time for ADS holders lodging ADS Voting Instruction Cards for the EGM (Note 1)	5:00 a.m. on Friday,	4:00 p.m. on Thursday,
	22 May	21 May

Latest time for Shareholders lodging forms of proxy for the EGM	3:15 a.m. on Thursday,	2:15 p.m. on Wednesday,
	28 May	27 May

EGM (Note 2)	at or about 3:15 a.m.	at or about 2:15 p.m.
	on Saturday, 30 May	on Friday, 29 May

Announcement of results of the EGM and notice of the withdrawal of listing	9:30 a.m. on Monday,	8:30 p.m. on Sunday,
	1 June	31 May

Announcement of
(1) satisfaction of conditions;
(2) last day of dealings; and
(3) date of the withdrawal of listing	9:30 a.m. on Tuesday,	8:30 p.m. on Monday,
	1 September	31 August

Last day of dealings in Shares on the Stock Exchange	4:00 p.m. on Wednesday,	3:00 a.m. on Wednesday,
	2 September	2 September

First day for depositing the Shares into the ADS Program with BoNYM free of charge (Note 3)	9:30 a.m. on Thursday,	8:30 p.m. on Wednesday,
	3 September	2 September

Withdrawal of listing on the Stock Exchange	4:30 p.m. on Wednesday,	3:30 a.m. on Wednesday,
	9 September	9 September

Closure of Hong Kong register of members and transfer of Shares to Cayman Islands sole register of members	4:30 p.m. on Monday,	3:30 a.m. on Monday,
	21 September	21 September

Last day for depositing the Shares into the ADS Program with BoNYM free of charge (Note 3)	5:00 p.m. on Sunday,	4:00 a.m. on Sunday,
	1 November	1 November

— ii —

INDICATIVE TIMETABLE

Notes:

1.	For reference, the corresponding time in New York is 5:00 p.m. on Thursday, 21 May 2009.

2.	The EGM will be held immediately after the 2009 Annual General Meeting of Shareholders, which is to be held at 2:00 p.m. on Friday, 29 May 2009, Cayman Islands time (3:00 a.m. on Saturday, 30 May 2009, Hong Kong time).

3.	For 60 days from 3 September 2009 to 1 November 2009 (both dates inclusive), BoNYM has agreed that Shareholders can deposit their Shares into the ADS Program free of charge (on business days: Friday, 30 October 2009 is expected to be the last business day for such deposits to be made free of charge). All costs relating to depositing Shares into the ADS Program after this period will be borne by the depositing Shareholder. For further details, please refer to Appendix I to this circular.

— iii —

DEFINITIONS

Unless the context requires otherwise, the following capitalised terms shall have the meanings set opposite them below:

“ADR(s)”	American depositary receipt(s) evidencing ADSs

“ADS Program”	the Company’s American depositary share program administered by BoNYM

“ADS(s)”	American depositary share(s) executed and delivered by BoNYM, representing 50 Shares each, which are listed for trading on the NASDAQ

“Articles”	the Company’s articles of association (as amended, supplemented and/or restated and in effect from time to time)

“Board”	our board of Directors

“Board Lot”	the standard number of Shares constituting one lot for trading purposes. Our Shares are traded in Board Lots of 2,000 Shares on the Stock Exchange

“BoNYM”	The Bank of New York Mellon, the depositary bank for the ADS Program

“Cayman Islands Principal Registrar”	Maples Corporate Services Limited, whose address is Ugland House, P.O. Box 309, Grand Cayman KY1–1104, Cayman Islands

“Cayman Islands Sole Registrar”	Maples Finance Limited whose address is P.O. Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1–1102, Cayman Islands

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“CCASS Investor Participant”	means a person admitted to participate in CCASS as an Investor Participant, who may be an individual or joint individuals or a corporation (as defined in the General Rules of CCASS, as amended, issued by HKSCC)

“CCASS Participant”	a person admitted to participate in CCASS as a Participant (as defined in the General Rules of CCASS, as amended, issued by HKSCC)

“Companies Law”	the Companies Law (2007 Revision) of the Cayman Islands (as amended)

“Company”, “our Company”, “we” and “us”	O2Micro International Limited, a company incorporated under the laws of the Cayman Islands with limited liability on 14 March 1997, and where the context so permits “we”, “us” or “our” shall mean or refer to the Group

— iv —

DEFINITIONS

“Delisting Date”	the last day of dealing in Shares on the Stock Exchange

“Deposit Agreement”	the deposit agreement relating to the ADS Program among our Company, BoNYM and the owners and beneficial owners of ADRs from time to time

“Director(s)”	director(s) of our Company

“EGM”	an extraordinary general meeting of the Company to be convened for the purpose (amongst others) of considering and approving the Proposed Withdrawal, as set out in the notice thereof in this circular

“Group”	our Company and its subsidiaries

“HKSCC”	Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Branch Registrar”	Computershare Hong Kong Investor Services Limited, of Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

“ Hong Kong Record Date”	11 May 2009, being the record date for the purpose of determining Shareholders entitled to receive this circular, including the notice of the EGM, and to vote at the EGM

“Introduction”	the listing of our Shares on the Stock Exchange by way of introduction on 2 March 2006

“Listing Committee”	the listing sub-committee of the board of directors of the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“Main Board”	the Main Board of the Stock Exchange

“NASDAQ”	the Global Select Market of the Nasdaq Stock Market in the United States

“PRC”	the People’s Republic of China which, for the purpose of this circular, does not include Hong Kong, Macau and Taiwan

“Proposed Articles”	amended and restated memorandum and articles of association of the Company proposed for adoption at the EGM, and set out in Appendix II to this circular

“Proxy Statement”	the proxy statement set out on pages 56–72 of this circular

— v —

DEFINITIONS

“Proposed Withdrawal”	the proposed voluntary withdrawal of the listing of our Shares on the Main Board of the Stock Exchange

“SEC”	the U.S. Securities and Exchange Commission

“Share(s)”	ordinary share(s) of our Company with a par value of US$0.00002 each

“Shareholders”	registered holder(s) of our Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“United States” or “U.S.”	the United States of America

“U.S. Record Date”	17 April 2009, being the record date for the purpose of determining ADS holders entitled to receive this circular, including the notice of the EGM, and to vote at the EGM

— vi —

LETTER FROM THE BOARD

(Incorporated in the Cayman Islands with limited liability)

(Stock Code 457)

Executive Directors:	Registered Office:
Mr. Sterling Du	c/o Maples Corporate Services Limited
Mr. Chuan Chiung “Perry” Kuo	Ugland House
Mr. James Elvin Keim	P.O. Box 309
Grand Cayman KY1-1104
Independent Non-executive Directors:	Cayman Islands
Mr. Michael Austin
Mr. Teik Seng Tan	Head Office and Principal Place of Business:
Mr. Lawrence Lai-Fu Lin	Grand Pavilion Commercial Centre
Mr. Keisuke Yawata	West Bay Road
Mr. Xiaolang Yan	P.O. Box 32331 SMB
Mr. Ji Liu	George Town
Grand Cayman
Cayman Islands

24 April 2009

To the Shareholders and ADS holders

Dear Sir or Madam,

PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED AND

RELATED CONDITIONAL AMENDMENT AND RESTATEMENT OF

MEMORANDUM AND ARTICLES OF ASSOCIATION, ADOPTION OF 2009

EMPLOYEE STOCK PURCHASE PLAN

AND AMENDMENT OF 2005 SHARE OPTION PLAN

AND 2005 SHARE INCENTIVE PLAN

PROPOSED WITHDRAWAL

INTRODUCTION

Our Shares were listed on the Stock Exchange by way of an Introduction on 2 March 2006. This listing was and remains a dual primary listing, alongside our primary listing of ADSs on the NASDAQ which has been in place since 28 November 2005. In addition, we have maintained secondary listings of our Shares and ADSs on the Cayman Islands Stock Exchange since the Introduction.

*	For identifiaction purposes only

LETTER FROM THE BOARD

On 27 February 2009, we announced that we had, on that date, submitted an application to the Stock Exchange for the voluntary withdrawal of the listing of our Shares on the Main Board of the Stock Exchange, subject to the conditions set out in the section below headed “CONDITIONS OF THE PROPOSED WITHDRAWAL”. We intend to retain the primary listing of ADSs on the NASDAQ, and the secondary listing of the ADSs on the Cayman Islands Stock Exchange, following the Proposed Withdrawal becoming effective and for the foreseeable future. The secondary listing of our Shares on the Cayman Islands Stock Exchange will cease upon the Proposed Withdrawal becoming effective. An indicative timetable of the Proposed Withdrawal is set out on page ii of this circular.

Subject to the Proposed Withdrawal becoming effective, Shareholders will have the option of either (i) holding the Shares (which will not be listed on the Stock Exchange after the Delisting Date), or (ii) subject to depositing their Shares with BoNYM and complying with the requisite procedures and U.S. securities laws, holding their interest in the form of ADSs, which are listed for trading on the NASDAQ. For further information, please refer to the section below headed “EFFECTS OF THE PROPOSED WITHDRAWAL”.

Actions to be taken by the Shareholders to proceed with either of the options set out above are provided in the section below headed “ACTIONS TO BE TAKEN”.

As at the close of business on 31 March 2009, based on reports from BoNYM and our Hong Kong Branch Registrar, we had issued a total of 1,839,591,200 Shares of which 1,834,693,200 Shares (approximately 99.7% of the Shares in issue) had been deposited for ADSs for trading on the NASDAQ and the remaining 4,898,000 Shares (approximately 0.3% of the Shares in issue) were able to be traded on the Stock Exchange.

REASONS FOR THE PROPOSED WITHDRAWAL

The principal reasons for the Proposed Withdrawal are:

(i)	Our base of Shareholders registered in our Hong Kong branch register is small and the trading volume of our Shares on the Stock Exchange is low compared to the trading of Shares in the form of ADSs on the NASDAQ. As noted above, as at the close of business on 31 March 2009, approximately 99.7% of our issued share capital was in the form of ADSs and only tradable on the NASDAQ. From the Introduction to 31 March 2009, more than 99.3% of the total trading volume of Shares (including Shares traded in the form of ADSs) on the Stock Exchange and the NASDAQ took place on the NASDAQ in the form of ADSs.

(ii)	The Company has not raised any additional capital in the public securities markets since the Introduction, and does not anticipate doing so in the foreseeable future.

(iii)	Maintaining the listing of our Shares on the Stock Exchange involves significant cost to the Company, both financially and through the commitment of other resources. The Directors believe this expenditure is not justified in view of the factors noted above, which are currently aggravated by generally depressed conditions and prospects in the business and financial markets.

(iv)	Although Asia, and particularly Greater China, remain important to the Company’s long-term strategic development, the Directors do not believe the continued listing of our Shares on the Stock Exchange is necessary or efficient at this stage in maintaining our long-term commitment to Asia.

For the reasons stated above, the Directors believe that the Proposed Withdrawal is in the best interest of the Shareholders as a whole and recommend the approval of the Proposed Withdrawal.

LETTER FROM THE BOARD

CONDITIONS OF THE PROPOSED WITHDRAWAL

Pursuant to Rule 6.11 of the Listing Rules, the Proposed Withdrawal is conditional upon:

(i)	the approval of the Shareholders by way of an ordinary resolution in a general meeting;

(ii)	the approval of the Listing Committee of the Stock Exchange; and

(iii)	the Company having given its Shareholders at least three months’ notice of the Proposed Withdrawal.

For condition (i), the EGM will be convened on Friday, 29 May 2009. A notice of the EGM is set out on page 54 of this circular. No Shareholder is required to abstain from voting at the EGM. As regards condition (ii), we applied for the relevant approval on 27 February 2009 as noted in the section above headed “INTRODUCTION”. For condition (iii), subject to the approval of the Proposed Withdrawal by the Shareholders at the EGM, three months’ notice of the Proposed Withdrawal is expected to be given to the Shareholders on the date set out in the indicative timetable on page ii of this circular.

Pursuant to the Listing Rules, approval of the Proposed Withdrawal by way of an ordinary resolution at the EGM shall be decided on a poll.

Shareholders should note that the Proposed Withdrawal is subject to, inter alia, the conditions set out above being fulfilled or waived, as applicable, including approval by the Listing Committee of the Stock Exchange and by Shareholders. Accordingly, the Proposed Withdrawal may or may not become effective. Shareholders should exercise caution when dealing in the Shares.

EFFECTS OF THE PROPOSED WITHDRAWAL

On the Company

The Directors do not expect that the implementation of the Proposed Withdrawal will cause any diminution in the net asset value or earnings per Share of the Company or adversely affect the business of the Group, but expect that it will enable the Company to effect cost savings.

On the Shareholders

After the Proposed Withdrawal becomes effective, Shareholders will lose the protection of the Listing Rules regarding their Shares, as well as the secondary listing of the Shares on the Cayman Islands Stock Exchange.

After the Delisting Date, the Shares will cease to be tradable on the Stock Exchange unless such Shares are deposited into the ADS Program which enables them to be traded on the NASDAQ in the form of ADSs.

Shareholders’ rights conferred under our Articles and Cayman Islands law will remain unchanged, save for the changes incorporated in the Proposed Articles as mentioned in the section below headed “ADOPTION OF THE PROPOSED ARTICLES”. No substantive changes will be made to the Company’s memorandum of association as a result of the adoption of the Proposed Articles.

LETTER FROM THE BOARD

On the ADS Holders

For ADS holders, the ADSs will remain listed for trading on the NASDAQ and the existing rights and obligations of ADS holders will not be affected following the Proposed Withdrawal becoming effective, except that the rights and obligations attached to the Shares underlying the ADSs will be affected by the adoption of the Proposed Articles as described in the section below headed “ADOPTION OF THE PROPOSED ARTICLES”. A summary of the terms of the Deposit Agreement with BoNYM, including rights conferred on the ADS holders, is set out in Appendix I to this circular.

ACTIONS TO BE TAKEN

Actions to be taken by Shareholders

If you are a Shareholder and wish to continue holding the Shares (which will not be tradable on the Stock Exchange after the Delisting Date), you need not take any action.

If you wish to enable your Shares to be deposited for ADSs for trading on the NASDAQ after the Proposed Withdrawal becomes effective, please refer to Appendix I to this circular which sets out the actions that you should take, and note the BoNYM 60-day fee waiver period described in that appendix.

Actions to be taken by holders of our Shares through CCASS

If you are a beneficial owner of Shares that are registered in the name of HKSCC, whether directly or through a broker or custodian bank or other intermediary, and you wish to continue holding the Shares, you should contact HKSCC or your broker or custodian bank or intermediary, as the case may be, and cause such Shares to be withdrawn from CCASS and registered directly in your or your nominee’s name, before the closure of the Hong Kong branch register of members, which is expected to take place at the time and date set out in the indicative timetable on page ii of this circular.

If you wish to enable your Shares to be deposited for ADSs for trading on the NASDAQ following the Proposed Withdrawal, please refer to Appendix I to this circular which sets out the actions you should take, and note the BoNYM 60-day fee waiver period described in that appendix.

Note to ADS holders

If you are an ADS holder, you are not required to take any action, should you wish to continue holding the ADSs. If you wish to withdraw your Shares from the ADS Program, please refer to Appendix I to this circular which sets out the actions you should take. Please note that, upon the Proposed Withdrawal becoming effective, our Shares will not be listed on the Stock Exchange.

ADOPTION OF THE PROPOSED ARTICLES

In conjunction with the Proposed Withdrawal, the Board recommends that the Proposed Articles be adopted at the EGM, conditionally upon the Proposed Withdrawal, if approved, becoming effective. The Proposed Withdrawal is currently expected to become effective on 9 September 2009. The Board recommends that the Proposed Articles be adopted in order to remove previous amendments made (in November 2005) to the Articles in compliance with the Listing Rules for the purpose of the Introduction, as well as to make related conforming changes and to correct certain non-substantive errors and omissions. A summary of the material changes to the current Articles which we are proposing for adoption is contained in the section headed “Proposal No. 2: Adoption of the Proposed Articles — Brief Summary of Changes” of the Proxy Statement. For details of the Proposed Articles, please refer to Appendix II to this circular, which sets out the Proposed Articles in full.

LETTER FROM THE BOARD

ADOPTION OF 2009 EMPLOYEE STOCK PURCHASE PLAN

In conjunction with the Proposed Withdrawal, the Board recommends that the adoption of a 2009 Employee Stock Purchase Plan be approved at the EGM, its implementation to be conditional upon the Proposed Withdrawal, if approved, becoming effective. The Proposed Withdrawal is currently expected to become effective on 9 September 2009. The Board recommends that the 2009 Employee Stock Purchase Plan be adopted in order to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of our business.

A summary of the principal terms of the 2009 Employee Stock Purchase Plan is contained in the section headed “Proposal No. 3: Adoption of 2009 Employee Stock Purchase Plan” of the Proxy Statement, and a copy of the complete terms of the 2009 Employee Stock Purchase Plan is available for inspection by Shareholders and ADS holders at KCS Hong Kong Limited of 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong or the Company’s office at 3118 Patrick Henry Drive, Santa Clara CA 95094.

AMENDMENTS TO THE 2005 SHARE OPTION PLAN

In conjunction with the Proposed Withdrawal, the Board recommends that certain amendments to the Company’s 2005 Share Option Plan, to increase the number of Shares available for issue thereunder from 100,000,000 to 175,000,000 Shares (an increase of 75,000,000 Shares) and to remove references to Hong Kong and Hong Kong related rules and regulations, be approved at the EGM, their implementation to be conditional upon the Proposed Withdrawal, if approved, becoming effective. The Proposed Withdrawal is currently expected to become effective on 9 September 2009.

A general description of the principal terms of the Company’s 2005 Share Option Plan is contained in the section headed “Proposal No. 4: Amendment of 2005 Share Option Plan by Increasing the Number of Shares Available under it from 100,000,000 to 175,000,000 Shares and Removing References to Hong Kong and Hong Kong related Rules and Regulations” of the Proxy Statement, and a copy of the complete terms of the Company’s 2005 Share Option Plan incorporating the proposed amendments is available for inspection by Shareholders and ADS holders at KCS Hong Kong Limited of 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong or the Company’s office at 3118 Patrick Henry Drive, Santa Clara CA 95094.

AMENDMENTS TO THE 2005 SHARE INCENTIVE PLAN

In conjunction with the Proposed Withdrawal, the Board recommends that certain amendments to the Company’s 2005 Share Incentive Plan, to increase the number of Shares available for issue thereunder from 75,000,000 to 125,000,000 Shares (an increase of 50,000,000 Shares) and to remove references to Hong Kong and Hong Kong related rules and regulations, be approved at the EGM, their implementation to be conditional upon the Proposed Withdrawal, if approved, becoming effective. The Proposed Withdrawal is currently expected to become effective on 9 September 2009.

A general description of the principal terms of the Company’s 2005 Share Incentive Plan is contained in the section headed “Proposal No. 5: Amendment of the 2005 Share Incentive Plan by Increasing the Number of Shares Available under it from 75,000,000 to 125,000,000 Shares and Removing References to Hong Kong and Hong Kong related Rules and Regulations” of the Proxy Statement and a copy of the complete terms of the Company’s 2005 Share Incentive Plan incorporating the proposed amendments is available for inspection by Shareholders and ADS holders at KCS Hong Kong Limited of 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong or the Company’s office at 3118 Patrick Henry Drive, Santa Clara CA 95094.

LETTER FROM THE BOARD

GENERAL

All registered holders of Shares as of the close of business on the Hong Kong Record Date will be entitled to vote at the EGM on the basis of one vote for each Share held. Holders of ADSs as at the U.S. Record Date are entitled to instruct BoNYM, as depositary for the Company’s ADS Program, on how to vote the Shares underlying their ADSs, subject to and in accordance with the provisions of the Deposit Agreement which governs the Company’s ADS Program. A summary of those provisions is included in the Proxy Statement.

Please review the information set out in the appendices to this circular, and the notice of EGM and the Proxy Statement that are also contained in this circular, before considering whether to vote for or against the resolutions to be proposed at the EGM.

This circular will be available for inspection at the office of our Hong Kong Branch Registrar, at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, during normal business hours from the date of this circular up to and including the date of the EGM.

This circular will be attached to a current report on Form 6-K to be submitted to the SEC (the “Form 6-K”). The Form 6-K will also be available to be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and will also be available to the public from the SEC’s website at http://www.sec.gov. Copies of this circular will also be available at the EGM.

Whether or not you plan to attend the EGM, the Company requests that you please exercise your voting rights by completing and returning your proxy or ADS Voting Instruction Card, as applicable, promptly in accordance with the accompanying instructions.

Yours faithfully,

By Order of the Board O2 Micro International Limited Sterling Du
Executive Director

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

INTRODUCTION: THE NASDAQ STOCK MARKET

According to its latest annual report for the year ended 31 December 2008 filed with the SEC, The Nasdaq Stock Market is the largest equity securities market in the United States, both in terms of both number of listed companies and share value traded. As of 31 December 2008, The Nasdaq Stock Market was home to over 3,000 listed companies. Companies seeking to list securities on The Nasdaq Stock Market must meet minimum listing requirements, including specified financial and corporate governance criteria. Once listed, companies must meet continued listing standards.

The Nasdaq Stock Market currently has three tiers of listed companies: The Nasdaq Global Select Market, The Nasdaq Global Market and The Nasdaq Capital Market. The Nasdaq Global Select Market, on which our ADSs are currently traded, maintains the most stringent listing standards of the three tiers. You may obtain more information about The Nasdaq Stock Market on its website: www.nasdaq.com.

INFORMATION REGARDING THE ADS PROGRAM

Registers

The principal register of members is currently maintained by the Cayman Islands Principal Registrar. The Company has established a branch register of members in Hong Kong since the Introduction which is maintained by the Hong Kong Branch Registrar. Please note that, following the Proposed Withdrawal becoming effective, the said branch register of members in Hong Kong will be closed (currently expected to take place at 4:30 p.m. on 21 September 2009, Hong Kong time), and the names of the Shareholders appearing on that register of members and the names of the Shareholders appearing on the said principal register of members, will ultimately be transferred (via the Company) to the sole register of members which will be maintained by the Cayman Island Sole Registrar.

Depositary

The depositary for the ADSs is BoNYM, of 101 Barclay Street, New York, New York 10286, United States. The ADSs are evidenced by ADRs that are executed and delivered by BoNYM.

Each ADS represents ownership interests in 50 Shares or the right to receive 50 Shares which we have placed in the name of BoNYM and deposited with the Hong Kong branch of The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), as custodian, in Hong Kong. HSBC’s Hong Kong branch is located at 5/F, Tower 1, HSBC Centre, 1 Sham Mong Road, Kowloon, Hong Kong. Each ADS will also represent any other securities, cash or other property deposited with BoNYM but not distributed to ADS holders.

ADSs may be held either directly (by having an ADR registered in the holder’s name) or indirectly through the holder’s broker or other financial institution. The following discussion regarding ADSs assumes the holder holds its ADSs directly. If a holder holds the ADSs indirectly, it must rely on the procedures of its broker or other financial institution to assert the rights of ADS holders described herein. If applicable, you should consult with your broker or financial institution to find out what those procedures are.

We do not treat ADS holders as our Shareholders, and ADS holders have no Shareholder rights. Cayman Islands law governs our Shareholder rights. Because BoNYM actually holds the Shares represented by ADSs, ADS holders must rely on it to exercise the rights of a Shareholder. The obligations of BoNYM are set out in the Deposit Agreement. The Deposit Agreement and the ADRs evidencing ADSs are generally governed by the law of the State of New York.

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

Dealings and Settlement

1.	The brokerage commission in respect of trades of ADSs on the NASDAQ is freely negotiable.

2.	Settlement of dealings on the NASDAQ will take place on the third business day following the date of transaction.

Foreign Exchange Risk

Investors who trade ADSs on the NASDAQ should note that their trades will be effected in U.S. dollars. Accordingly, investors should be aware of the foreign exchange risks associated with such trading.

ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM THE ADS PROGRAM

Depositing Shares into the ADS Program

ADSs are listed for trading on the NASDAQ. If a Shareholder wishes to trade ADSs on the NASDAQ, he must cause Shares to be deposited into the ADS Program (through either the physical delivery option or the electronic delivery option set out below) and cause his broker or other financial institution to trade such ADSs on the NASDAQ. A deposit of the Shares into the ADS Program involves the following procedures:

Physical delivery option

(1)	The Shareholder shall complete a Share transfer form which is on the back of the Share certificate or available from the Hong Kong Branch Registrar or the Cayman Islands Sole Registrar, as applicable, and submit the same together with the Share certificate(s) for the transfer of Shares into the name of BoNYM to the Hong Kong Branch Registrar or the Cayman Islands Sole Registrar, as applicable. If the Shares have been deposited with CCASS, the Shareholder must first withdraw such Shares from his investor participant stock account with CCASS or from the stock account of his designated CCASS Participant and then submit the relevant Share transfer form(s) executed by HKSCC Nominees Limited, together with the relevant Share certificate(s), and any other duly completed Share transfer form necessary for the transfer of the Shares into the name of BoNYM to the Hong Kong Branch Registrar or the Cayman Islands Sole Registrar, as applicable.

(2)	Upon receipt of the Share transfer forms, including where appropriate the completed share transfer form(s) executed by HKSCC Nominees Limited, together with the relevant Share certificate(s), the Hong Kong Branch Registrar or the Cayman Islands Sole Registrar, as applicable, shall take all actions necessary to effect the transfer of the Shares into the name of BoNYM on the branch register of members in Hong Kong and the principal register of members in the Cayman Islands, or the sole register of members in the Cayman Islands, as applicable.

(3)	Upon completion of the transfer on the branch register of members in Hong Kong and the principal register of members in the Cayman Islands, the Hong Kong Branch Registrar shall issue the relevant Share certificate(s) and deliver the share certificate(s) to HSBC, as custodian of BoNYM; or Upon completion of the transfer on the sole register of members in the Cayman Islands, the Cayman Islands Sole Registrar shall prepare the relevant Share certificate(s) for the Company to issue and deliver to HSBC, as custodian of BoNYM.

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

(4)	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, BoNYM will execute and deliver ADRs evidencing the appropriate number of ADSs in the name requested by the Shareholder at its office to the persons designated by the Shareholder.

Note: Under normal circumstances, steps (1) to (4) generally require six to ten business days to complete.

Electronic delivery option (applicable to, and must be completed, prior to the Proposed Withdrawal becoming effective, by beneficial owners/CCASS Investor Participants whose Shares have been deposited with CCASS)

(1)	If the Shares have been deposited with CCASS, (i) the beneficial owner shall contact his broker or other financial institutions as appropriate to liaise with HSBC, as custodian of BoNYM, or (ii) the CCASS Investor Participant shall contact and liaise directly with HSBC, as custodian of BoNYM.

(2)	Thereafter, HSBC, as custodian of BoNYM, and the broker or other financial institutions as appropriate or the CCASS Investor Participant, as applicable, shall take all actions necessary to effect the transfer of Shares into the name of BoNYM.

(3)	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, BoNYM will execute and deliver ADRs evidencing the appropriate number of ADSs in the name requested by the Shareholder at its office to the persons designated by the Shareholder.

Note: Under normal circumstances, steps (1) to (3) generally require one to two business days to complete.

Shares deposited (whether through the physical delivery option or the electronic delivery option) for execution and delivery of ADSs must be freely transferable. The Company and its affiliates may not deposit Shares unless those Shares are registered under, or exempted from, the registration requirements of the U.S. Securities Act of 1933, as amended.

Withdrawal of Shares from the ADS Program

If an investor who holds ADSs wishes to hold Shares (which will not be tradable on the Stock Exchange after the Delisting Date), he must withdraw Shares from the ADS Program. A withdrawal of Shares from the ADS Program involves the following procedures:

(1)	To withdraw Shares from the ADS Program, an investor who holds ADSs may turn in ADRs evidencing such ADSs at the office of BoNYM. An investor has the right to cancel ADSs and withdraw the underlying Shares at any time except when temporary delays arise because BoNYM has closed its transfer books in connection with voting at a Shareholders’ meeting or the payment of dividends; when the investor or other ADS holders seeking to withdraw Shares owe money to pay fees, taxes and similar charges; or when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Shares or other deposited securities.

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

(2)	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, BoNYM will deliver the Shares underlying the ADSs to an account designated by the investor and any other deposited securities underlying the ADSs at HSBC, or, at an investor’s request, risk and expense, BoNYM will deliver the deposited securities to the investor’s office. Regarding deposited securities, other than Shares, which underlie ADSs, the Company currently has no plans to distribute any such securities or cause such securities to be deposited into the ADS Program. The Deposit Agreement, however, contains provisions to address any such distribution in case it should arise, which are summarized below. Subject to applicable legal requirements, a distribution of securities other than Shares could possibly include equity securities of a different class from the Shares, debt securities or equity or debt securities of a third party.

(3)	Upon the withdrawal of Shares from the ADS Program, a completed form of transfer, which may be obtained from the Hong Kong Branch Registrar or the Cayman Islands Sole Registrar, as applicable, signed by HSBC, as custodian of BoNYM, as transferor and the investor as transferee, should be submitted to the Hong Kong Branch Registrar or the Cayman Islands Sole Registrar, as applicable, together with the Share certificate. An investor may obtain the signature of HSBC, as custodian of BoNYM, by sending the transfer form by courier or by registered mail, in each case, with return envelope to HSBC.

(4)	The Hong Kong Branch Registrar shall update the branch register of members in Hong Kong and cause the principal register of members in the Cayman Islands to be similarly updated. It shall then issue Share certificate(s) as specified above. Dispatch of Share certificate(s) will be made at the risk and expense of the investor; or

The Cayman Islands Sole Registrar shall update the sole register of members in the Cayman Islands. It shall then prepare the Share certificate(s) for the Company to issue. Dispatch of Share certificate(s) will be made at the risk and expense of the investor.

Note: Under normal circumstances, steps (1) to (4) generally require six to ten business days to complete.

Before BoNYM will execute and deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of Shares, BoNYM may require:

(1)	production of satisfactory proof of the identity and genuineness of any signatory or signature or other information it deems necessary; and

(2)	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

BoNYM may refuse to execute, deliver, transfer, or register transfers of ADRs generally when the transfer books of BoNYM or our registrar is closed or at any time if BoNYM determines it advisable to do so.

All costs attributable to the transfer of Shares to effect a deposit of Shares into, or withdrawal of Shares from, the ADS Program shall be borne by the Shareholder requesting the transfer. Investors should note that the Hong Kong Branch Registrar will charge HK$2.50 to HK$20 for each Share certificate cancelled or issued by it in respect of each transfer of Shares from one registered owner to another. Also, a scrip fee of HK$1.50 per Board Lot may be charged by HSBC, as custodian of BoNYM, to Shareholders choosing the electronic delivery option.

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

In addition, as noted below, holders of Shares and ADSs must pay US$5.00 (or less) per 100 ADSs for each execution and delivery of an ADR and each cancellation of an ADR, as the case may be, in connection with the deposit of Shares into, or withdrawal of Shares from, the ADS Program.

For illustrative purposes, a holder of Shares who wishes to deposit 5,000 Shares into the ADS Program would incur a maximum charge of US$5.00 for the execution and delivery to the holder of an ADR representing 100 ADSs and (i) HK$2.50 to HK$20 for each Share certificate transferred from the holder to BoNYM and issued by the Hong Kong Branch Registrar with respect to the 5,000 Shares or (ii) a scrip fee of HK$4.50 for Shareholders choosing the electronic delivery option.

Conversely, a holder of ADSs who wishes to surrender 100 ADSs for withdrawal of 5,000 Shares would incur similar charges. In addition to the above, holders of Shares and ADSs may also have to pay any applicable fee as stated in the Share transfer forms and any related brokerage commission.

For the sixty day period following the Delisting Date, BoNYM has agreed to waive its fees for the execution and delivery of ADRs.

SUMMARY OF THE TERMS OF THE DEPOSIT AGREEMENT

The following includes a summary of certain terms of the Deposit Agreement. This summary may not contain all the information that may be important to you. For more complete information, you should read the form of Deposit Agreement and the form of ADR, which are attached to the Company’s Form 6-K filed with the SEC on 7 November 2005. You may access such report by visiting the SEC’s website at www.sec. gov. The following discussion is qualified in its entirety by reference to the complete text of the Deposit Agreement and the form of ADR. You are urged to review such documents carefully and in their entirety.

Share Dividends and Other Distributions

How will ADR holders receive dividends and other distributions on the Shares?

BoNYM has agreed to pay to ADR holders the cash dividends or other distributions it receives on the Shares or other deposited securities, after deducting its fees and expenses. ADR holders will receive these distributions in proportion to the number of Shares your ADRs represent.

•

Cash. BoNYM will convert any cash dividend or other cash distribution we pay on the Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, BoNYM shall file such application for approval or license, if any, that it considers desirable. If such conversion is not possible on a reasonable basis or if any government approval is needed and cannot be obtained, the Deposit Agreement allows BoNYM to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, BoNYM will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when BoNYM cannot convert the foreign currency, ADR holders may lose some or all of the value of the distribution.

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

•

Shares. BoNYM may, and upon our request shall, distribute new ADRs representing any Shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. BoNYM will only distribute whole ADSs. It will sell Shares which would require it to execute and deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If BoNYM does not distribute additional ADRs, each ADS will also represent the new Shares.

•

Rights to receive additional Shares. If we offer holders of our securities any rights to subscribe for additional Shares or any other rights, BoNYM may, after consultation with us, make these rights available to ADR holders. If BoNYM decides it is not legal and practical to make the rights available but that it is practical to sell the rights, BoNYM will sell the rights and distribute the proceeds in the same way as it does with cash. BoNYM may allow rights that are not distributed or sold to lapse. In that case, ADR holders will receive no value for them.

If BoNYM makes rights available to ADR holders, upon the instruction of a holder it will exercise the rights and purchase the Shares on such holder’s behalf. BoNYM will then deposit the Shares and execute and deliver ADRs to such holder. It will only exercise the rights if the ADR holder pays the exercise price and any other charges the rights require the ADR holder to pay.

U.S. securities laws may restrict the sale, deposit, cancellation, and transfer of the ADRs executed and delivered after exercise of rights. For example, a holder may not be able to trade the ADRs freely in the United States. In this case, BoNYM may execute and deliver the ADRs under a separate restricted deposit agreement which will contain the same provisions as the Deposit Agreement, except for changes needed to put the restrictions in place.

•

Other Distributions. BoNYM will send to ADR holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, BoNYM has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADRs will also represent the newly distributed property.

BoNYM is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, Shares, rights or other securities under the U.S. Securities Act of 1933, as amended. We also have no obligation to take any other action to permit the distribution of ADRs, Shares, rights or anything else to ADR holders. This means that ADR holders may not receive the distributions we make on our Shares or any value for them if it is illegal or impractical for us to make them available to ADR holders.

Voting Rights

How do ADR holders vote?

ADR holders may instruct BoNYM to vote the Shares underlying their ADRs. Otherwise, ADR holders will not be able to exercise their rights to vote unless they withdraw the Shares. However, ADR holders may not know about the meeting enough in advance to withdraw the Shares. If we ask for instructions from ADR holders, we will give BoNYM notice of such meeting no less than 30 days prior to the meeting date and BoNYM will notify ADR holders of the upcoming vote and arrange to deliver our voting materials to ADR holders. The materials will:

•	describe the matters to be voted on; and

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

•

explain how ADR holders, on a certain date, may instruct BoNYM to vote the Shares or other deposited securities underlying their ADRs as the ADR holders direct. For instructions to be valid, BoNYM must receive them on or before the date specified. BoNYM will try, as far as practical, subject to Cayman Islands law and any other applicable law and the provisions of our Memorandum of Association and Articles, to vote or to have its agents vote the Shares or other deposited securities as the ADR holders instruct. If BoNYM does not receive valid instructions from an ADR holder, it will deem that such holder has instructed it to give a discretionary proxy to a person designated by us to vote such deposited securities, unless we notify BoNYM that we do not wish to receive a discretionary proxy, we think there is substantial Shareholder opposition to the particular question or we think the particular question would have a material adverse impact on our Shareholders.

We cannot assure ADR holders that they will receive the voting materials in time to ensure that they can instruct BoNYM to vote their Shares. In addition, BoNYM and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADR holders may not be able to exercise their right to vote and there may be nothing ADR holders can do if their Shares are not voted as they requested.

Fees and Expenses

ADR holders must pay:	For:

US$5.00 (or less) per 100 ADSs

•        Each execution and delivery of an ADR, including as a result of a distribution of Shares or rights or other property. For the sixty day period following the Delisting Date, BoNYM has agreed to waive its fees for the execution and delivery of ADRs.

• Each cancellation of an ADR, including if the Deposit Agreement terminates.

• Each distribution of securities, other than Shares or ADSs, treating the securities as if they were Shares for purpose of calculating fees.

US$.02 (or less) per ADS	• Any cash distribution.

US$.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of US$.02 per ADS during that year)	• Depositary services.

Registration or transfer fees	• Transfer and registration of Shares on the share register of our transfer agent and registrar to or from the name of BoNYM or its agent when an ADR holder deposits or withdraws Shares.

Expenses of BoNYM	• Conversion of Hong Kong dollars to U.S. dollars.

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

Expenses of BoNYM	• Cable, telex and facsimile transmission expenses, if the expenses are expressly provided in the Deposit Agreement.

Taxes and other governmental charges BoNYM or HSBC have to pay on any ADR or Share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary.

Payment of Taxes

ADR holders will be responsible for any taxes or other governmental charges payable on their ADRs or on the deposited securities underlying their ADRs. BoNYM may refuse to transfer ADRs or allow ADR holders to withdraw the deposited securities underlying their ADRs until such taxes of other charges are paid. It may apply payments owed to ADR holders or sell deposited securities underlying ADRs to pay any taxes owed and the ADR holder will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the ADR holder any proceeds, or send to the ADR holder any property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•        Change the nominal or par value of our Shares

•        Reclassify, split up or consolidate any of the deposited securities

•        Distribute securities on the Shares that are not distributed to ADR holders

•        Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, Shares or other securities received by BoNYM will become deposited securities. Each ADR will automatically represent its equal Share of the new deposited securities.

BoNYM may, and will if we ask them to, distribute some or all of the cash, Shares or other securities it received. It may also execute and deliver new ADRs or ask ADR holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with BoNYM to amend the Deposit Agreement and the ADRs without the consent of ADR holders for any reason. If the amendment increases fees or charges, except for taxes and other governmental charges or certain expenses of BoNYM, or prejudices an important right of ADR holders, it will only become effective 30 days after BoNYM notifies ADR holders of the amendment. At the time an amendment becomes effective, an ADR holder is considered, by continuing to hold its ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

How may the Deposit Agreement be terminated?

BoNYM will terminate the Deposit Agreement if we ask it to do so. BoNYM may also terminate the Deposit Agreement if BoNYM has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, BoNYM must notify ADR holders at least 60 days before termination.

After termination, BoNYM and its agents will be required to do only the following under the Deposit Agreement:

•	advise ADR holders that the Deposit Agreement is terminated;

•	collect distributions on the deposited securities;

•	sell rights and other property; and

•	deliver Shares and other deposited securities upon cancellation of ADRs.

Six months or more after termination, BoNYM may sell any remaining deposited securities by public or private sale. After that, BoNYM will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement for the benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. BoNYM’s only obligations will be to account for the money and other cash. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to BoNYM.

Limitations on Obligations and Liability to ADR Holders

Limits on our Obligations and the Obligations of the Depositary, and Limits on Liability to Holders of ADRs.

The Deposit Agreement expressly limits our obligations and the obligations of BoNYM. It also limits our liability and the liability of BoNYM. We and BoNYM:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the Deposit Agreement;

•	are not liable if either of us exercises discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the Deposit Agreement, we and BoNYM agree to indemnify each other under certain circumstances.

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

Requirements for Depositary Actions.

Before BoNYM will execute and deliver or register transfer of an ADR, make a distribution on an ADR, or permit withdrawal of Shares or property, BoNYM may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

BoNYM may refuse to execute, deliver, transfer, or register transfers of ADRs generally when the transfer books of BoNYM or our transfer agent and registrar are closed or at any time if BoNYM thinks it advisable to do so.

The Right of ADR Holders to Receive the Shares Underlying Their ADRs.

ADR holders have the right to cancel their ADRs and withdraw the underlying Shares at any time except:

•	when temporary delays arise because BoNYM has closed its transfer books in connection with voting at a Shareholders’ meeting or the payment of dividends or when we have closed our transfer books;

•	when the ADR holders seeking to withdraw Shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-Release of ADRs

In certain circumstances, subject to the provisions of the Deposit Agreement, BoNYM may execute and deliver ADRs before deposit of the underlying Shares. This is called a pre-release of the ADR. BoNYM may also deliver Shares upon receipt and cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Shares are delivered to BoNYM. BoNYM may receive ADRs instead of Shares to close out a pre-release. BoNYM may pre-release ADRs only under the following conditions:

(1)	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to BoNYM in writing that it or its customer:

•	owns the Shares or ADRs to be deposited,

•	assigns all beneficial interest and title in the Shares or ADRs to BoNYM in its capacity as depositary and for the benefit of the owners, and

APPENDIX I — ARRANGEMENTS FOR DEPOSIT INTO AND WITHDRAWAL FROM

THE ADS PROGRAM AND SUMMARY OF TERMS OF THE DEPOSIT AGREEMENT

•

will not take any action with respect to the Shares or ADRs that is inconsistent with the transfer of beneficial ownership including disposing the Shares or ADRs without the prior consent of BoNYM except for any action to satisfy the pre-release;

(2)	the pre-release must be fully collateralized with cash or other collateral that BoNYM considers appropriate; and

(3)	BoNYM must be able to close out the pre-release on not more than five business days’ notice.

The pre-release will be subject to indemnities and applicable credit regulations that BoNYM reasonably considers appropriate. In addition, BoNYM will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although BoNYM may disregard the limit from time to time, if it thinks it is appropriate to do so.

APPENDIX II — PROPOSED ARTICLES

THE COMPANIES LAW (2007 REVISION)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

O2MICRO INTERNATIONAL LIMITED

(adopted pursuant to a special resolution passed on 29 May 2009)1

1.	The name of the Company is O2MICRO INTERNATIONAL LIMITED.

2.	The Registered Office of the Company shall be at the offices of Maples and Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and shall include, but without limitation, the following:

(i) (a)	To carry on business of an investment company and to acquire, invest in and hold by way of investment, sell and deal in shares, stocks, call options, put options, futures, debenture stock, bonds, obligations, certificates of deposit, currencies (including currency trading on margin, buying and selling currency calls and puts and similar instruments), commodities, bills of exchange and securities of all kinds created, issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, in any part of the world, or by any company, bank, association or partnership, whether with limited or unlimited liability, constituted or carrying on business in any part of the world, units of or participations in any unit trust scheme, mutual fund or collective investment scheme in any part of the world, policies of assurance and any rights and interests to or in any of the foregoing, and from time to time to sell, deal in, exchange, vary or dispose of any of the foregoing.

(b)	To acquire any such shares, stocks, options, debentures, debenture stock, bonds, obligations, certificates of deposit, currencies, bills of exchange, securities, units, participations, policies of assurance, rights or interests aforesaid by original subscription, tender, purchase, exchange or otherwise, to subscribe for the same either conditionally or otherwise, to enter into underwriting and similar contracts with respect thereto and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

(c)	To receive moneys on deposits or loan and to borrow or raise money in any currency with or without security and to secure or discharge any debt or obligation of or binding on the Company in any manner and in particular but without limitation by the issue of debentures, notes or bonds and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien against the whole or any part of the Company’s property or assets (whether present or future) including its uncalled capital.

1	The adoption of these amended and restated memorandum and articles of association was conditional upon, and took effect upon, the withdrawal of the listing of the ordinary shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited on [•] 2009.

APPENDIX II — PROPOSED ARTICLES

(d)	To advance, deposit or lend money, securities and/or property to or with such persons, and on such terms as may seem expedient and to discount, buy, sell and deal in bills, notes, warrants, coupons and other negotiable or transferable securities or documents.

(e)	To act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, merchants, brokers, traders, dealers, agents, importers and exporters and to undertake and carry on and execute all kinds of investment, financial, commercial, mercantile trading and other operations.

(ii)	To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations, or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(iii)	To purchase or otherwise acquire, to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with real and personal property and rights of all kinds and, in particular, mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, policies, book debts, business concerns, undertakings, claims, privileges and choses in action of all kinds.

(iv)	To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in and convert stocks, shares and securities of all kinds and to enter into partnership or into any arrangement for sharing profits, reciprocal concessions or cooperation with any person or company and to promote and aid in promoting, to constitute, form or organise any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company or of advancing, directly or indirectly, the objects of the Company or for any other purpose which the Company may think expedient.

(v)	To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether or not related or affiliated to the Company in any manner and whether by personal covenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by any such method and whether or not the Company shall receive valuable consideration therefor.

(vi)	To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to the Directors of the Company capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to the Directors or the Company likely to be profitable to the Company. In the interpretation of this Memorandum of Association in general and of this Clause 3 in particular no object, business or power specified or mentioned shall be limited or restricted by reference to or inference from any other object, business or power, or the name of the Company, or by the juxtaposition of two or more objects, businesses or powers and that, in the event of any ambiguity in this clause or elsewhere in this Memorandum of Association, the same shall be resolved by such interpretation and construction as will widen and enlarge and not restrict the objects, businesses and powers of and exercisable by the Company.

APPENDIX II — PROPOSED ARTICLES

4.	Except as prohibited or limited by the Companies Law (2007 Revision), the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all time exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in doing in any part of the world whether as principals, agent, contractor or otherwise whatever may be considered by it necessary for the attainment of its objects and whatever else may be considered by it as incidental or conducive thereto or consequential thereon, including, but without in any way restricting the generality of the foregoing, the power to make any alterations or amendments to this Memorandum of Association and the Articles of Association of the Company considered necessary or convenient in the manner set out in the Articles of Association of the Company, and the power to do any of the following acts or things, Viz: to pay all expenses of and incidental to the promotion, formation and incorporation of the Company; to register the Company to do business in any other jurisdiction; to sell, lease or dispose of any property of the Company; to draw, make, accept, endorse, discount, execute and issue promissory notes, debentures, bills of exchange, bills of lading, warrants and other negotiable or transferable instruments; to lend money or other assets and to act as guarantors; to borrow or raise money on the security of the undertaking or on all or any of the assets of the Company including incalled capital or without security; to invest monies of the Company in such manner as the Directors determine; to promote other companies; to sell the undertaking of the Company for cash or any other consideration; to distribute assets in specie to members of the Company; to make charitable or benevolent donations; to pay pensions or gratuities or provide other benefits in cash or kind to Directors, Officers, employees, past or present and their families; to carry on any trade or business and generally to do all acts and things which, in the opinion of the Company or the Directors, may be conveniently or profitably or usefully acquired and dealt with, carried on, executed or done by the Company in connection with the business aforesaid PROVIDED THAT the Company shall only carry on the businesses for which a licence is required under the laws of the Cayman Islands when so licensed under the terms of such laws.

5.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

6.	The authorised share capital of the Company is US$100,000 divided into 4,750,000,000 Ordinary Shares with nominal or par value of US$0.00002 and 250,000,000 Preference Shares with nominal or par value of US$0.00002 each and the Company shall have the power from time to time to divide the original or any increased capital into classes and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

WE the several persons whose names and addresses are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

APPENDIX II — PROPOSED ARTICLES

THE COMPANIES LAW (2007 REVISION)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

O2MICRO INTERNATIONAL LIMITED

(adopted pursuant to a special resolution passed on 29 May 2009)2

1.	In these Articles Table A in the Schedule to the Law does not apply and, unless there be something in the subject or context inconsistent therewith,

“Articles”	means these Articles as originally framed or as from time to time altered by Special Resolution.

“Auditors”	means the persons for the time being performing the duties of auditors of the Company.

“Board”	means the board of Directors of the Company.

“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for business in California, United States and the Cayman Islands.

“Company”	means the above named O2 Micro International Limited.

“debenture”	means debenture stock, mortgages, bonds and any other such securities of the Company whether constituting a charge on the assets of the Company or not.

“Designated Stock Exchange”	means a stock exchange in respect of which the shares of the Company are listed or quoted and where such stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company.

“Directors”	means the directors for the time being of the Company.

“dividend”	includes bonus.

“dollars” or “US$”	refers to the dollar currency of the United States of America and references to cents or should be construed accordingly.

“Law”	shall mean the Companies Law (2007 Revision) of the Cayman Islands as amended and every statutory modification or re enactment thereof for the time being in force.

2	The adoption of these amended and restated memorandum and articles of association was conditional upon, and took effect from, the withdrawal of the listing of the ordinary shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited on [•] 2009.

APPENDIX II — PROPOSED ARTICLES

“Ordinary Shares”	means the Ordinary Shares of nominal or par value US$0.00002 each.

“Member”	shall bear the meaning ascribed to it in the Law.

“month”	means calendar month.

“Preference Shares”	means the Preference Shares of nominal or par value US$0.00002 having the designations, powers, preferences, privileges, participating, optional or special rights, and the qualifications, limitations or restrictions thereof including, without limitation, dividend rights, voting rights, terms of redemption and liquidation preferences as the Directors shall in their sole discretion determine in accordance with these Articles.

“registered office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Secretary”	includes an Assistant Secretary and any person appointed to perform the duties of Secretary of the Company.

“shares”	shall be construed as a reference to shares of each class of share of the Company from time to time in issue and includes fractions of shares (except as otherwise provided herein).

“Special Resolution”	has the same meaning as in the Law but does not include a resolution approved in writing as described therein.

“written” and “in writing”	include all modes of representing or reproducing words in visible form.

Words importing the singular shall include the plural and vice versa.

Words importing either gender shall include the other gender and the neuter.

Words importing persons shall include corporations.

References to “general meetings” in these Articles shall include annual general meetings and extraordinary general meetings.

2.	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that part only of the shares may have been allotted.

3.	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

APPENDIX II — PROPOSED ARTICLES

ISSUE OF SHARES

4.	At the date of adoption of these Articles of Association the Company is authorised to issue 4,750,000,000 Ordinary Shares with nominal or par value of US$0.00002 each and 250,000,000 Preference Shares of nominal or par value of US$0.00002 each.

5.	Subject as herein provided and subject to any special terms of issue imposed in accordance with Article 6, the shares shall rank equally and in accordance with these Articles.

6.	All shares in the Company for the time being unallotted and unissued shall be under the control of the Directors who may allot, issue, grant options over or otherwise dispose of shares of the Company with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

7.	The Company shall maintain a register of its Members and every person whose name is entered as a Member in the register of Members shall be entitled without payment to receive within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of fifty cents (US$0.50) for every certificate after the first or such less sum as the Directors shall from time to time determine provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all such holders.

SHARE RIGHTS

8.	Subject to the provisions of the Law, the Memorandum of Association and Articles of Association of the Company, the rules of any Designated Stock Exchange, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued or converted into shares that, at a determinable date, or on the terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

MODIFICATION OF RIGHTS

9.	If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class of shares for the time being issued (unless otherwise provided for in the terms of issue of the shares of that class) may, subject to the provisions of the Law, be varied or abrogated with the consent in writing of the holders of not less than three fourths in nominal value of the issued shares of that class or with the sanction of a Special Resolution passed at a separate meeting of the holders of shares of that class. To every such separate meeting all the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the quorum for the purposes of any such separate meeting and of any adjournment thereof shall be a person or persons together holding (or representing by proxy) at the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, and that any holder of shares of the class present in person (or in the case of a corporation, by its duly authorized representative) or by proxy may demand a poll.

10.	The special rights conferred upon the holders of shares of any class shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or in priority thereto.

APPENDIX II — PROPOSED ARTICLES

REDEMPTION AND REPURCHASE OF SHARES

11.	Subject to the Law and to any rights conferred on the holders of any class of shares, the Company shall have the power to (a) purchase or otherwise acquire all or any of its own shares (which expression as used in this Article includes redeemable shares), (b) purchase or otherwise acquire warrants for the subscription or purchase of its own shares and shares and warrants for the subscription or purchase of any shares in any company which is its holding company and (c) give, directly or indirectly, by means of a loan, a guarantee, a gift, an indemnity, the provision of security or otherwise howsoever, financial assistance for the purpose of or in connection with a purchase or other acquisition made or to be made by any person of any shares or warrants in the Company or any company which is a holding company of the Company. The Company may pay for such shares or warrants in any manner authorised or not prohibited by law, including out of capital. Should the Company purchase or otherwise acquire its own shares or warrants, neither the Company nor the Board shall be required to select the shares or warrants to be purchased or otherwise acquired rateably or in any other manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Any such purchase or other acquisition or financial assistance shall only be made in accordance with any relevant code, rules or regulations issued by the Designated Stock Exchange from time to time in force for so long as the shares of the Company are listed on such Exchange.

12.	Subject to the provisions of the Law and the Memorandum of Association of the Company and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may be, or at the option of the Company or the holders are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

13.	The purchase or redemption of any share shall not be deemed to give rise to the purchase or redemption of any other share.

14.	The holder of the shares being purchased, surrendered or redeemed shall be bound to deliver up to the Company at its registered office or such other place as the Board shall specify the certificate(s) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies in respect thereof.

COMMISSION ON SALE OF SHARES

15.	The Company may in so far as the Law from time to time permits pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON RECOGNITION OF TRUSTS

16.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

APPENDIX II — PROPOSED ARTICLES

REGISTER OF MEMBERS AND SHARE CERTIFICATES

17.	The Company shall, in accordance with the Law and the rules of the Designated Stock Exchange, cause to be kept in one or more books a register of Members, and there shall be entered therein the particulars of the members and the shares issued to each of them and other particulars required under the Law and the rules of the Designated Stock Exchange.

18.	The register may be closed at such times and for such periods as the Board may from time to time determine, either generally or in respect of any class of shares, provided that the register shall not be closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

19.	Every person whose name is entered as a member in the register shall be entitled without payment to receive, within 60 days, after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide), one certificate for all his shares of each class or, upon payment of such reasonable fee as the Board shall prescribe, such number of certificates for shares held as that person may request, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

20.	Every certificate for shares or debentures or representing any other form of security of the Company shall be issued under the seal of the Company, which shall only be affixed with the authority of the Board.

21.	Every share certificate shall specify the number of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

22.	The Company shall not be bound to register more than four persons as joint holders of any share. If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

23.	If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such reasonable fee, if any, as the Board may from time to time prescribe and on such terms and conditions, if any, as to publication of notices, evidence and indemnity, as the Board thinks fit and where it is defaced or worn out, after delivery up of the old certificate to the Company for cancellation, provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed. The fee or fees shall not exceed the maximum fees prescribed by applicable law, rules or regulations.

TRANSFER OF SHARES

24.	All transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the Board may approve. All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint and all such instruments of transfer shall be retained by the Company.

APPENDIX II — PROPOSED ARTICLES

25.	The instrument of transfer shall be executed by or on behalf of the transferor and by or on behalf of the transferee PROVIDED that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. The instrument of transfer of any share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor and transferee PROVIDED that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Board shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register in respect thereof.

26.	The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid up or on which the Company has a lien. The Board may also decline to register any transfer of any shares unless:

(a)	the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer and/or with regard to whether or not the transfer would result in any contravention of the restrictions (if any) on the holding of shares imposed by the Board;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d)	in the case of a transfer to joint holders, the number of joint holders to which the share is to be transferred does not exceed four;

(e)	the shares concerned are free of any lien in favour of the Company; and

(f)	a fee of such maximum amount as the Designated Stock Exchange may from time to time determine to be payable (or such lesser sum as the Board may from time to time require) is paid to the Company in respect thereof.

27.	If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

28.	No transfer shall be made to an infant or to a person in respect of whom an order has been made by an competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability.

29.	Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof shall be issued to him without charge. The Company shall also retain the instrument(s) of transfer.

APPENDIX II — PROPOSED ARTICLES

30.	The registration of transfers may be suspended and the register closed at such times for such periods as the Board may from time to time determine, provided always that such registration shall not be suspended or the register closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

COMPULSORY TRANSFER OF SHARES

31.	The Board shall have power to impose such restrictions as it may think necessary for the purpose of ensuring that no shares are held by:

(a)	any person in breach of the law or requirements of any country or governmental authority; or

(b)	any person or persons in circumstances (whether directly or indirectly affecting such person or persons and whether taken alone or in conjunction with any other persons, connected or not, or any other circumstances appearing to the Board to be relevant) which in the opinion of the Board might result in the Company incurring any liability to taxation or suffering any other pecuniary disadvantage which the Company might not otherwise have incurred or suffered.

32.	If it shall come to the notice of the Board that any shares are owned directly or beneficially by any person in contravention of any such restrictions as are referred to in Article 31, the Board may give notice to such person requiring him to transfer such shares to a person who would not thereby be in contravention of any such restrictions as aforesaid. If any person upon whom such a notice is served pursuant to this paragraph does not within thirty days after such notice transfer such shares as aforesaid or establish to the satisfaction of the Board (whose judgment shall be final and binding) that such shares are not held in contravention of any such restrictions he shall be deemed upon the expiration of such period of thirty days to have given an instrument of transfer in respect of all his shares the subject of such notice and the Directors shall be entitled to sell such shares at the best price reasonably obtainable from any other person and to appoint any person to sign on his behalf such documents as may be required for the purposes of the sale and transfer. Upon the Directors resolving to sell the shares of a member pursuant to this Article, the member shall be bound forthwith to deliver to the Company or its authorised agents the certificate(s) for such shares.

33.	Payment of the purchase moneys payable on a purchase under this Article will be made in dollars and will be deposited by the Company with or to the order of a third party bank in the name of the Company for payment to any such person. Upon the deposit of such purchase moneys as aforesaid such person shall have no further interest in such shares or any of them or any claim against the Company in respect thereof except the right to receive the moneys so deposited (without interest).

34.	The Company may, if required to do so by law or by any authority or by the Designated Exchange, make available to such authority or to the Designated Exchange such evidence or information which may have been furnished to or which may come into the possession of the Company as regards the identity of a holder of shares and/or the qualification of such a holder to hold or to continue to hold such shares and the Company shall not be liable to such holder for any loss occasioned by reason of such disclosure.

APPENDIX II — PROPOSED ARTICLES

TRANSMISSION OF SHARES

35.	In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

36.	Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board and subject as hereinafter provided, either be registered himself as holder of the share or elect to have some other person nominated by him registered as the transferee thereof.

37.	If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered he shall testify his election by executing in favour of his nominee a transfer of such share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

38.	A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of these Articles being met, such a person may vote at meetings.

LIEN

39.	The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member (whether solely or jointly with others) for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether such person is a member of the Company or not.

40.	The Company’s lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may resolve that any share shall for some specified period be exempt wholly or partially from the provisions of this Article.

41.	The Company may sell in such manner as the Board thinks fit any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person, of which the Company has notice, entitled to the shares by reason of such holder’s death, mental disorder or bankruptcy.

APPENDIX II — PROPOSED ARTICLES

42.	The net proceeds of such sale by the Company after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the share sold) be paid to the holder immediately before such sale of the share. For giving effect to any such sale, the Board may authorise any person to transfer the shares sold to the purchaser thereof and may enter the purchaser’s name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

CALLS ON SHARES

43.	The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal amount of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments. A call may be revoked or postponed as the Board may determine.

44.	At least 14 days’ notice of any call shall be given to each member specifying the time and place of payment and to whom such payment shall be made.

45.	Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall specify. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

46.	The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

47.	The Board may from time to time at its discretion extend the time fixed for any call, but no member shall be entitled to any such extension as a matter of grace and favour.

48.	If the sum or any instalment payable in respect of any call is unpaid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 15 per cent. per annum as the Board shall determine from the day appointed for the payment thereof to the time of actual payment, but the Board may waive payment of such interest wholly or in part.

49.	No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally or by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all sums or instalments due from him to the Company in respect of any call, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid. No amount paid up in advance of calls on any share shall for this purpose be treated as paid up on the share.

50.

At the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution making the call is duly recorded in the minute book; and that notice of such call was duly given to the

APPENDIX II — PROPOSED ARTICLES

member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, and the proof of the matters aforesaid shall be conclusive evidence of the debt.

51.	Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium or otherwise, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non payment, all the relevant provisions of these Articles as to payment of interest and expenses, liabilities of joint holders, forfeiture and the like, shall apply as if such sum had become payable by virtue of a call duly made and notified.

52.	The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such member not less than one month’s notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

53.	If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time during such time as any part thereof remains unpaid, without prejudice to the provisions of these Articles, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

54.	The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which, and the place where, the payment required by the notice is to be made, and shall state that in the event of non payment at or before the time and at the place appointed, the shares in respect of which the call was made or instalment is unpaid will be liable to be forfeited. The Board may accept a surrender of any share liable to be forfeited hereunder and in such case, references in these Articles to forfeiture shall include surrender.

55.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share, and not actually paid before the forfeiture.

56.	Any share so forfeited shall be deemed to be the property of the Company, and may be re-allotted sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a re allotment, sale or disposition the forfeiture may be cancelled by the Board on such terms as it thinks fit.

57.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board

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shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 15 per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares forfeited, at the date of forfeiture. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived, be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

58.	A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any re allotment, sale or disposition thereof and the Board may authorise any person to execute a letter of re allotment or transfer the share in favour of the person to whom the share is re allotted, sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the subscription or purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, re allotment, sale or other disposal of the share.

59.	When any share shall have been forfeited, notice of the forfeiture shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register. Notwithstanding the above, no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

60.	Notwithstanding any such forfeiture as aforesaid, the Board may at any time, before any share so forfeited shall have been re-allotted, sold, or otherwise disposed of, permit the share forfeited to be redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

61.	The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

62.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

AMENDMENT OF MEMORANDUM OF ASSOCIATION, CHANGE OF LOCATION OF REGISTERED OFFICE AND ALTERATION OF CAPITAL

63.	Subject to and in so far as permitted by the provisions of the Law and subject to Article 9, the Company may from time to time by ordinary resolution alter or amend its Memorandum of Association otherwise than in respect to its name and objects and may, without restricting the generality of the foregoing, by ordinary resolution:

(a)	increase the share capital by such sum to be divided into shares of such amount or without nominal or par value as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

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(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares. On any consolidation of fully paid shares and division into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company’s benefit;

(c)	sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association or into shares without nominal or par value and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares; or

(d)	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

64.	All new shares created hereunder shall, except as permitted by these Articles, be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

65.	Subject to the provisions of the Law, the Company may by Special Resolution change its name or alter its objects.

66.	Subject to the provisions of the Law, the Company may by Special Resolution reduce its share capital and any capital redemption reserve fund.

67.	Subject to the provisions of the Law, the Company may by resolution of the Directors change the location of its registered office.

BORROWING POWERS

68.	The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof.

69.	The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular, by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debts, liability or obligations of the Company or of any third party.

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70.	Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

71.	Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

72.	The Board shall cause a proper register to be kept, in accordance with the provisions of the Law, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Law in regard to the registration of mortgages and charges therein specified and otherwise.

73.	If the Company issues debentures or debenture stock (whether as part of a series or as individual instruments) not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures.

74.	Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

GENERAL MEETING

75.	The Company shall within one year of its incorporation and in each year of its existence thereafter hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint.

76.	At these meetings the report of the Directors (if any) shall be presented.

77.	The Directors may whenever they think fit, proceed to convene a general meeting of the Company.

NOTICE OF GENERAL MEETINGS

78.	At least ten days’ notice (but not more than sixty days’ notice) shall be given of an annual general meeting or any other general meeting, but a general meeting may be called by shorter notice, subject to the Law, if it is so agreed:

(a)	in the case of an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent. in par value of the Shares giving that right.

79.	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a meeting by, any person entitled to receive notice thereof shall not invalidate the proceedings of that meeting.

80.

Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner

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if any as may be prescribed by the Company PROVIDED that a general meeting of the Company shall, whether or not the notice specified in this Article has been given, be deemed to have been duly convened if it is so agreed either before or after the meeting by each person entitled to vote thereat who was not present in person (or in the case of a corporation, by its duly authorized representative) or by proxy by such person signing a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any general meeting except that if action is taken or proposed to be taken in relation to the waiver of notice, consent or approval shall state the general nature of the proposal. All such waivers, consents and approvals shall be filed with the corporate records of the Company or referred to in the minutes of the Meeting. Attendance by a Member at a meeting shall also constitute a waiver of notice except when that person objects at the beginning of the meeting to the transaction of any business before the meeting is not lawfully called or convened. Such notice shall state the place, date, and hour of the meeting and (a) in the case of a general meeting other than an annual general meeting, the general nature of the business to be transacted, and no other business may be transacted, or (b) in the case of the annual general meeting, those matters which the Directors, at the time of the mailing of the notice, intends to present for action by the Members, and, subject to the provisions of Articles 93 and 94 hereof, any proper matter may be presented at the meeting for such action. The notice of any meeting at which Directors are to be elected shall include the names of nominees intended at the time of the notice to be presented by the Directors for election.

PROCEEDINGS AT GENERAL MEETINGS

81.	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business; the quorum shall be Members present in person (or in the case of a corporation, by its duly authorized representative) or by proxy holding a majority of shares carrying the right to vote. Members present in person (or in the case of a corporation, by its duly authorized representative) or by proxy at a meeting at which a quorum is present when the meeting proceeds to business may continue to do business until adjournment notwithstanding that a quorum ceases to exist provided any action taken is approved by at least a majority of the holders required to constitute a quorum.

82.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

83.	The Chairman, if any, of the Board shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

84.	If at any general meeting no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be Chairman of the meeting.

85.

The Chairman may, with the consent of any general meeting duly constituted hereunder, and shall if so directed by the holders, present in person (or in the case of a corporation, by its duly authorized representative) or by proxy, of a majority of the shares held by Members present at that meeting in person (or in the case of a corporation, by its duly authorized representative) or by proxy, adjourn

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the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for more than forty five days or a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

86.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman or any other Member present in person (or in the case of a corporation, by its duly authorized representative) or by proxy.

87.	At any general meeting at which directors are to be elected, a Member shall be entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such Member normally is entitled to cast) if the candidates’ names have been placed in nomination prior to commencement of the voting and the Member has given notice prior to commencement of the voting of the Member’s intention to cumulate votes. If any Member has given such notice, then every Member entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the Member’s shares are normally entitled to, or (ii) by distributing Member’s votes on the same principle among any or all of the candidates, as the Member thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected; votes against any candidate and votes withheld shall have no legal effect.

88.	Unless a poll be so demanded a declaration by the Chairman that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s Minute Book containing the Minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

89.	The demand for a poll may be withdrawn.

90.	Except as provided in Article 92, if a poll is duly demanded it shall be taken in such manner as the Chairman directs and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

91.	In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the general meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

92.	A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the general meeting directs and any business other than that upon which a poll has been demanded or is contingent thereon may be proceeded with pending the taking of the poll.

93.

At an annual general meeting of the Members, only such business shall be conducted as shall have been properly brought before the annual general meeting. To be properly brought before an annual general meeting, business must be specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Directors, otherwise properly brought before the annual general meeting by or at the direction of the Directors or otherwise properly brought before the annual general meeting

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by a Member. In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a Member, the Member must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a Member’s notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 45 days nor more than 75 days prior to the date on which the Company first mailed its proxy materials for the previous year’s annual general meeting (or the date on which the Company mails its proxy materials for the current year if during the prior year the Company did not hold an annual general meeting or if the date of the annual general meeting was changed more than 30 days from the prior year). A Member’s notice to the Secretary shall set forth as to each matter the Member proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of the Member proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the Member, and (iv) any material interest of the Member in such business. Notwithstanding anything hereof to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Article 93, provided, however, that nothing in this Article 93 shall be deemed to preclude discussion by any Member of any business properly brought before the annual general meeting in accordance with said procedure. The Chairman of an annual general meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Article 93, and if he should so determine he shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted. Nothing in this Article 93 shall affect the right of a Member to request inclusion of a proposal in the Company’s proxy statement to the extent that such right is provided by an applicable rule of the United States Securities and Exchange Commission.

94.	In addition to any other applicable requirements, only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors. Nominations of persons for election to the Board may be made at a general meeting of the Company by any nominating committee or person appointed by the Board or by any Member entitled to vote for the election of Directors at the meeting who complies with the notice procedures set forth in this Article 94. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a Member’s notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 45 days nor more than 75 days prior to the date on which the Company first mailed its proxy materials for the previous year’s annual general meeting (or the date on which the Company mails its proxy materials for the current year if during the prior year the Company did not hold an annual general meeting or if the date of the annual general meeting was changed more than 30 days from the prior year). Such notice shall set forth (a) as to each person whom the Member proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Rule 14a under the United States Securities Exchange Act of 1934, as amended; and (b) as to the Member giving the notice, (i) the name and record address of the Member, and (ii) the class and number of shares of the Company which are beneficially owned by the Member. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. No person shall be eligible for election as a Director of the Company unless nominated in accordance with the procedures set forth herein. These provisions shall not apply to nomination of any persons entitled to be separately elected by holders of Preference Shares. The Chairman of the Meeting shall, if the facts warrant, determine and declare to such meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to such meeting and the defective nomination shall be disregarded.

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VOTES OF MEMBERS

95.	Subject to any rights or restrictions for the time being attached to any class or classes of shares:

(a)	on a show of hands every Member who holds an Ordinary Share or a Preference Share who is present in person (or in the case of a corporation, by its duly authorized representative) or by proxy shall have one vote; and

(b)	on a poll every Member present in person (or in the case of a corporation, by its duly authorized representative) or by proxy shall be entitled to one vote in respect of each Ordinary Share or Preference Share held by him.

96.	In the case of joint holders of record the vote of the senior who tenders a vote, whether in person (or in the case of a corporation, by its duly authorized representative) or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members.

97.	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other persons may vote by proxy.

98.	No Member shall be entitled to vote at any general meeting unless he is registered as a shareholder of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

99.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the general meeting whose decision shall be final and conclusive.

100.	On a poll or on a show of hands votes may be given either personally or by proxy.

RECORD DATES

101.	For purposes of determining the Members entitled to notice of any meeting or to vote thereat or entitled to give written consent without a meeting, the Board may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of any such meeting nor more than sixty days before any such action without a meeting, and in such event only shareholders of record on the date so fixed are entitled to notice and to vote or to give consents, as the case may be, notwithstanding the registration of any transfer of any shares.

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102.	If the Board does not so fix a record date:

(a)	the record date for determining Members entitled to notice of or to vote at any general meeting shall be at the close of business on the Business Day next preceding the Day on which notice is given or, if notice is waived, at the close of Business on the Business Day next preceding the day on which the meeting is held; and

(b)	the record date for determining Members entitled to give written consent without a meeting, (i) when no prior action by the Board has been taken, shall be the day on which the first written consent is given, or (ii) when prior action by the Board has been taken, shall be at the close of business on the day on which the Board adopts the resolution relating to that action, or the sixtieth day before the date of such other action, whichever is later.

103.	For the purposes of determining the Members entitled to receive payment of any dividend or other distribution or allotment of any rights or the Members entitled to exercise any rights in respect of any other lawful action (other than as provided above), the Board may fix, in advance, a record date, which shall not be more than sixty days before any such action. In that case, only Members of record at the close of business on the date so fixed are entitled to receive the dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Company after the record date so fixed.

104.	If the Board does not so fix a record date, then the record date for determining Members for any such purpose shall be at the close of business on the day on which the Board adopts the applicable resolution or the sixtieth (60th) day before the date of that action, whichever is later.

PROXIES

105.	Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.

106.	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised in that behalf.

107.	The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

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(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

108.	The instrument appointing a proxy may be in any usual or common form or in such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) the person who executed the proxy revokes it prior to the time of voting by delivering a writing to the Company stating that the proxy is revoked or by executing a subsequent proxy and presenting it to the meeting or by voting in person at the meeting, or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Company before the vote pursuant to which that proxy is counted; provided, however, that no proxy shall be valid after the expiration of eleven months from the date of the proxy, unless otherwise provided in the proxy.

109.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

110.	Any corporation which is a Member of record of the Company may in accordance with its articles or in the absence of such provision by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member of record of the Company.

111.	Shares of its own stock belonging to the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

112.	If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of shares specified in such authorisation.

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INSPECTORS OF ELECTION

113.	Before any meeting of the Members, the Board may appoint an inspector or inspectors of election to act at the meeting or its adjournment. If no inspector of election is so appointed, then the chairman of the meeting may, and on the request of any Member or a Member’s proxy shall, appoint an inspector or inspectors of election to act at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting pursuant to the request of one (1) or more Members or their proxies, then the holders of a majority of shares or their proxies present at the meeting shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or fails or refuses to act, then the chairman of the meeting may, and upon the request of any Member or a Member’s proxy shall, appoint a person to fill that vacancy.

114.	Such inspectors shall:

(a)	determine the number of shares in issue and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(b)	receive votes, ballots or consents;

(c)	hear and determine all challenges and questions in any way arising in connection with the right to vote;

(d)	count and tabulate all votes or consents;

(e)	determine when the polls shall close;

(f)	determine the result; and

(g)	do any other acts that may be proper to conduct the election or vote impartially.

DIRECTORS

115.	There shall be a Board consisting of not less than five or more than nine persons (exclusive of alternate Directors) PROVIDED HOWEVER that the Company may from time to time by resolution passed by the holders of a majority of shares of the Company entitled to vote increase or reduce the limits in the number of Directors. The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers of the Memorandum of Association.

116.

At the first annual general meeting of the Company after becoming eligible to have a classified Board, the Company shall divide its Board into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At such annual general meeting, Class I directors shall be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each annual general meeting thereafter, successors to the class of directors whose terms expire at that annual general meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional

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directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preference Shares issued by the Company shall have the right, voting separately by class or series, to elect directors at an annual or general meeting of Members, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Articles applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article 116 unless expressly provided by such terms.

INTERESTED DIRECTORS

117.	Any Director may continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or Member of any other company in which the Company may be interested and (unless otherwise agreed between the Company and the Director) no such Director shall be liable to account to the Company or the Members for any remuneration or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or Member of any such other company. The Directors may exercise the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or is about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in the manner aforesaid.

118.	A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profit or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

119.	A Director or alternate Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

120.	A shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed no qualification shall be required.

121.	A Director or alternate Director of the Company may be or become a Director or other Officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or Officer of, or from his interest in, such other company.

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122.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested, either specifically or by way of a general notice stating that, by reason of facts specified in the notice, they are to be regarded as interested in any contracts of a specified description which may subsequently be made by the Company. No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

123.	A general notice or disclosure to the Directors or otherwise contained in the minutes of a Meeting or a written resolution of the Directors or any committee thereof that a Director or alternate Director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under these Articles and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

ALTERNATE DIRECTORS AND PROXIES FOR DIRECTORS

124.	A Director may at any time by notice in writing delivered to the registered office of the Company or at a meeting of the Board, appoint any person (including another Director) to be his alternate Director in his place during his absence and may in like manner at any time determine such appointment. Such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved, provided that the Board may not withhold approval of any such appointment where the proposed appointee is a Director.

125.	The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

126.	An alternate Director shall be entitled to receive and waive (in lieu of his appointor) notices of meetings of the Directors and shall be entitled to attend and vote as a Director and be counted in the quorum at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative and he need not use all his votes or cast all the votes he uses in the same way. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing provisions of this Article shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a Member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

127.	An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

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128.	In addition to the foregoing provisions of this Article, a Director may be represented at any meeting of the Board (or of any committee of the Board) by a proxy appointed by him, in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director. A proxy need not himself be a Director and the provisions of these Articles relating to the appointment of proxies by Members shall apply mutatis mutandis to the appointment of proxies by Directors save that an instrument appointing a proxy shall not become invalid after the expiration of twelve months from its date of execution but shall remain valid for such period as the instrument shall provide or, if no such provision is made in the instrument, until revoked in writing and save also that a Director may appoint any number of proxies although only one such proxy may attend in his stead at meetings of the Board (or of any committee of the Board).

REMUNERATION OF DIRECTORS

129.	The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting or by the Board, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Directors in such proportions and in such manner as they may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. Such remuneration shall be in addition to any other remuneration to which a Director who holds any salaried employment or office in the Company may be entitled by reason of such employment or office.

130.	The Board may grant special remuneration to any Director, who shall perform any special or extra services at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be agreed.

131.	The remuneration of an Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including share option and/or pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to such remuneration as the recipient may be entitled to receive as a Director.

132.	The Directors shall be entitled to be paid all expenses, including travel expenses, reasonably incurred by them in or in connection with the performance of their duties as Directors including their expenses of travelling to and from Board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

POWERS AND DUTIES OF DIRECTORS

133.

The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may pay all expenses incurred in promoting, registering and setting up the Company, and may exercise all such powers of the Company as are not, from time to time by the Law, or by

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these Articles, or such regulations, being not inconsistent with the aforesaid, as may be prescribed by the Company in general meeting required to be exercised by the Company in general meeting PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

134.	The Directors may from time to time and at any time by powers of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorneys as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

135.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

136.	The Directors shall cause minutes to be made in books provided for the purpose:

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors (including those represented thereat by an alternate or by proxy) present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

137.	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

138.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

MANAGEMENT

139.	The Directors may from time to time provide for the management of the affairs of the Company (including the power to vote, represent and exercise on behalf of the Company any securities of other entities held by the Company) in such manner as they shall think fit and the provisions contained in the three next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

140.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards or any managers or agents and may fix their remuneration.

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141.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors (including the power to vote, represent and exercise on behalf of the Company any securities of other entities held by the Company) and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

142.	Any such delegates as aforesaid may be authorised by the Directors to sub delegate all or any of the powers, authorities, and discretions for the time being vested in them.

MANAGING DIRECTORS

143.	The Directors may, from time to time, appoint one or more of their body (but not an alternate Director) to the office of Managing Director for such term and at such remuneration (whether by way of salary, or commission, or participation in profits, or partly in one way and partly in another) as they may think fit but his appointment shall be subject to determination ipso facto if he ceases from any cause to be a Director and no alternate Director appointed by him can act in his stead as a Director or Managing Director.

144.	The Directors may entrust to and confer upon a Managing Director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PROCEEDINGS OF DIRECTORS

145.	Except as otherwise provided by these Articles, the Directors shall meet together for the despatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be decided, resolutions shall be adopted and other action shall be taken only upon the affirmative vote of a majority of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appointor be present at such meeting.

146.	The President, any Vice President, the Secretary or any two Directors may at any time summon a meeting of the Directors by at least four days’ notice in writing or forty eight hours oral notice to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED FURTHER if notice is given in person, by cable, telex or telecopy the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organisation as the case may be. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the Director who the person giving the notice has reason to believe will promptly communicate it to the Director.

147. Notice of a meeting need not be given to any Director (i) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Director. All such waivers, consents, and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or special meeting of the Board.

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148.	The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors present in person or by proxy. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

149.	For the purposes of Article 148 an alternate Director or proxy appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

150.	A majority of the Directors present, whether or not constituting a quorum (provided there was a quorum when the meeting started) may adjourn any meeting to another time and place). Notice of the time and place of holding an adjourned meeting need not be given unless the meeting is adjourned for more than twenty-four hours. If the meeting is adjourned for more than twenty four hours, then notice of the time and place of the adjourned meeting shall be given before the adjourned meeting takes place, in the manner specified in Article 146 to the Directors not present at the time of the adjournment.

151.	The Directors may elect a Chairman of their Board and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within thirty minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

152.	The Directors may delegate any of their powers to committees consisting of such member or members of the Board (including alternate Directors in the absence of their appointors) as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

153.	A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by the affirmative vote of all members present.

154.	All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

155.	Members of the Board or of any committee thereof may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting.

156.	A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (an alternate Director being entitled to sign such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

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RESIGNATION AND VACANCIES

157.	Any director may resign effective on giving written notice to the Board, unless the notice specifies a later time for that resignation to become effective. If the resignation of a director is effective at a future time, the Board may elect a successor to take office when the resignation becomes effective.

158.	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors. Each Director so elected shall hold office only until the next annual meeting of the Members and shall then be eligible for re-election.

159.	The Members may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors.

160.	The Company may by ordinary resolution remove any Director at any time.

PRESUMPTION OF ASSENT

161.	Director of the Company who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

SEAL

162.	The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf and every instrument to which the Seal has been affixed shall be signed by one person who shall be either a Director or the Secretary or Secretary Treasurer or some person appointed by the Directors for the purpose.

PROVIDED THAT the Company may have for use in any place or places outside the Cayman Islands, a duplicate seal or seals each of which shall be a facsimile of the Common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

PROVIDED FURTHER THAT a Director, Secretary or other officer or representative or attorney may without further authority of the Directors affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

OFFICERS

163.	The Company may have a President, a Secretary or Secretary Treasurer appointed by the Directors who may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time prescribe.

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DIVIDENDS

164.	Subject to the rights, preferences and privileges attached to any class of Shares, each Ordinary Share shall be entitled to receive such dividends at such times and from time to time as the Directors consider appropriate. No dividend shall be paid on the Ordinary Shares unless a dividend has been declared or paid on each class of Preference Shares and no dividend shall be declared on any class of Preference Shares unless dividends have been declared on all other classes of Preference Shares.

165.	All dividends declared shall be declared payable to the holders thereof registered as such on the record date specified by the Directors at the time such dividends are declared.

166.	The Directors may, before declaring any dividends, or distributions set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

167.	No dividend or distribution shall be payable except out of the profits of the Company, realised or unrealised or out of the share premium account or as otherwise permitted by the Law.

168.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

169.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

170.	Any dividend, interest or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the share held by them as joint holders.

171.	No dividend shall bear interest against the Company.

CAPITALISATION

172.

The Company may upon the recommendation of the Directors by ordinary resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares (not being redeemable shares) for allotment and distribution credited as

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fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

UNTRACEABLE SHAREHOLDERS

173.	The Company shall be entitled to sell any shares of a Member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or operation of law if and provided that:

(a)	all cheques or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(b)	the Company has not during that time or before the expiry of the three month period referred to in paragraph (d) below received any indication of the whereabouts or existence of the Member or person entitled to such shares by death, bankruptcy or operation of law;

(c)	during the 12 year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the Member; and

(d)	upon expiry of the 12 year period, the Company has given notice of its intention to sell such shares to the shareholder at its address as shown in the register of members and a period of three months has elapsed since such notice and the shareholder has not responded to it.

174.	To give effect to any sale contemplated by Article 173, the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such other documents as are necessary to effect the transfer, and such documents shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former Member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former Member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares or other securities in or of the Company or its holding company if any) or as the Board may from time to time think fit.

DOCUMENT DESTRUCTION

175.

The Company shall be entitled to destroy all instruments of transfer, probate, letters of administration, stop notices, powers of attorney, certificates of marriage or death and other documents relating to or affecting title to securities in or of the Company (“Registrable Documents”) which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time

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after the expiration of one year from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the register if purporting to have been made on the basis of an instrument of transfer or Registrable Document so destroyed was duly and properly made and every instrument of transfer or Registrable Document so destroyed was a valid and effective instrument or document duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a)	the provisions aforesaid shall apply only to the destruction of a document in good faith and without express notice of the Company of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)	nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c)	references herein to the destruction of any document include references to the disposal thereof in any manner.

BOOKS OF ACCOUNT

176.	The Directors shall cause proper books of account to be kept with respect to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place;

(b)	all sales and purchases of goods by the Company;

(c)	the assets and liabilities of the Company.

177.	Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

178.	The minutes and accounting books and records shall be open to inspection upon the written demand of any Member, at any reasonable time during usual business hours, for a purpose reasonably related to the Member’s interests as a shareholder. The inspection may be made in person or by an agent or attorney and shall include the right to copy and make extracts. Such rights of inspection shall extend to the records of each subsidiary of the Company.

179.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

AUDIT

180.

The Auditors shall audit the profit and loss account and balance sheet of the Company in each year and shall prepare a report thereon to be annexed thereto. Such report shall be laid before the Company at its annual general meeting in each year and shall be open to inspection by any Member. The Auditors

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shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Board or any general meeting of the Members, make a report on the accounts of the Company in general meeting during their tenure of office.

181.	The Company shall at any annual general meeting appoint an auditor or auditors of the Company who shall hold office until the next annual general meeting. The remuneration of the Auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board. No person may be appointed as the, or an, Auditor, unless he is independent of the Company. The Board may before the first annual general meeting appoint an auditor or auditors of the Company who shall hold office until the first annual general meeting unless previously removed by an ordinary resolution of the Members in general meeting in which case the Members at that meeting may appoint Auditors. The Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act. The remuneration of any Auditor appointed by the Board under this Article may be fixed by the Board.

182.	Every statement of accounts audited by the Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive.

NOTICES

183.	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by post, cable, telex or telecopy to him or to his address as shown in the register of Members Notices may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange.

184.	Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and to have been effected at the expiration of sixty hours after the letter containing the same is posted as aforesaid.

185.	Where a notice is sent by cable, telex, or telecopy, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organisation and to have been effected on the day the same is sent as aforesaid.

186.	A notice may be given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the register of Members in respect of the share.

187.	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a share or shares in consequence of the death or bankruptcy of a Member by sending it through the post as aforesaid in a pre paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

APPENDIX II — PROPOSED ARTICLES

188.	Sufficient notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)	every person shown as a Member in the register of Members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of Members;

(b)	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	no other person shall be entitled to receive notices of general meetings.

INFORMATION

189.	No Member shall be entitled to require discovery of or any information in respect of any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members or the Company to communicate to the public.

190.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the register of Members and transfer books of the Company.

WINDING UP

191.	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as he thinks fit. Subject to the rights, preferences and privileges of any class of shares the Liquidator shall, in relation to the assets available for distribution among the Members, distribute the same to the Members in proportion to the number of shares held.

192.	If the Company shall be wound up, and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

INDEMNITY

193.

The Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified to the maximum extent permitted by law out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default respectively and no such

APPENDIX II — PROPOSED ARTICLES

Director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the wilful neglect or default of such Director, Officer or trustee.

FISCAL YEAR

194.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year.

AMENDMENTS OF ARTICLES

195.	Subject to the Law and to Article 9, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

TRANSFER BY WAY OF CONTINUATION

196.	If the Company is exempted as defined in the Law, it shall, subject to the provisions of the Law and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Incorporated in the Cayman Islands with limited liability)

(Stock Code 457)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“EGM”) of O2Micro International Limited (the “Company”) will be held at or about 2:15 p.m. on Friday, 29 May 2009, Cayman Islands time (3:15 a.m. on Saturday, 30 May 2009, Hong Kong time), at the offices of Maples and Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands at which meeting the following proposals will be put to the vote of the Shareholders:

PROPOSAL NO. 1 — ORDINARY RESOLUTION

That the voluntary withdrawal of the listing of the Company’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Proposed Withdrawal”) be and is hereby approved and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

PROPOSAL NO. 2 — SPECIAL RESOLUTION

That the memorandum and articles of association of the Company be amended and restated by the deletion of the existing memorandum and articles of association in their entirety and the substitution in their place of the amended and restated memorandum and articles of association set out in Appendix II to the Company’s circular dated 24 April 2009, conditionally on and with effect from the Proposed Withdrawal becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

PROPOSAL NO. 3 — ORDINARY RESOLUTION

That the adoption of the 2009 Employee Stock Purchase Plan be and is hereby approved, conditionally on and with effect from the withdrawal of the listing of the Company’s Shares on The Stock Exchange of Hong Kong Limited becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

NOTICE OF EXTRAORDINARY GENERAL MEETING

PROPOSAL NO. 4 — ORDINARY RESOLUTION

That the amendment of the Company’s 2005 Share Option Plan by increasing the number of Shares available for issue thereunder from 100,000,000 to 175,000,000 Shares and removing references to Hong Kong and Hong Kong related rules and regulations be and is hereby approved, conditionally on and with effect from the withdrawal of the listing of the Company’s Shares on The Stock Exchange of Hong Kong Limited becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

PROPOSAL NO. 5 — ORDINARY RESOLUTION

That the amendment of the Company’s 2005 Share Incentive Plan by increasing the number of Shares available for issue thereunder from 75,000,000 to 125,000,000 Shares and removing references to Hong Kong and Hong Kong related rules and regulations be and is hereby approved, conditionally on and with effect from the withdrawal of the listing of the Company’s Shares on The Stock Exchange of Hong Kong Limited becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

Yours faithfully,

By Order of the Board

O2Micro International Limited Sterling Du

Executive Director

Hong Kong, 24 April 2009

Notes:

1.	The Board has fixed the close of business on Monday, 11 May 2009 as the record date for the determination of Shareholders entitled to notice of and to vote at the EGM and any adjournment thereof. The Board has fixed the close of business on Friday, 17 April 2009 as the record date for ADS holders entitled to notice of and to vote at the EGM. Accordingly, only holders of record of Shares or ADSs of the Company at the close of business on such respective dates shall be entitled to vote or give instructions to The Bank of New York Mellon, as depositary bank for the Company’s ADSs, to cause the Shares underlying the ADSs to be voted, as applicable, at the EGM or any adjournment thereof.

2.	We ask that you complete, date and sign the accompanying form of proxy (or the ADS Voting Instruction Card if you hold ADSs) as instructed below (or, in the case of ADS Voting Instructions Cards, in accordance with the instructions accompanying them). Proxies must be returned to the Company, care of its Hong Kong Branch Registrar Computershare Hong Kong Investor Services Limited, at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 48 hours before the time appointed for holding the EGM or adjourned EGM. If you are a registered holder of Shares, you may revoke your proxy and vote in person if you later decide to attend in person.

3.	If two or more persons are jointly regarded as holders of a Share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant Shares.

*	For identification purposes only

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement, as well as the accompanying proxy (if you hold Shares) or ADS Voting Instruction Card (if you hold ADSs), provide information to Shareholders and ADSs holders in connection with the solicitation of proxies by the Board for the EGM.

Voting By Registered Shareholders

When your proxy is returned properly executed by you as a Shareholder, the Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the EGM. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your proxy but do not specify any choices, you will thereby confer discretionary authority for your Shares to be voted as recommended by the Board. The proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the EGM, you can be assured that your Shares are voted by completing, signing, dating and returning the enclosed proxy to the Company’s Hong Kong Branch Registrar not later than 48 hours prior to the time set for the EGM. You may revoke your proxy at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated proxy, by attending the EGM and withdrawing the proxy, or by voting in person at the EGM.

Each Shareholder whose name is recorded in the register of members of the Company, at the close of business on the Hong Kong Record Date, is entitled on a poll to one vote for each Share so held at the EGM, and this includes BoNYM which is the registered holder of all Shares deposited into the Company’s ADS Program. See “Voting by Holders of ADSs” below. All such Shares entitled to vote at the EGM are referred to in this Proxy Statement as “Record Shares”. The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the EGM. Resolutions put to the vote at the EGM will be decided by poll, and every holder of a Record Share present in person or by proxy is entitled to one vote for each Record Share held.

If two or more persons are jointly registered as holders of a Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Share, and for this purpose seniority shall be determined by the order in which the names stand on the register of members.

Voting by Holders of ADSs

BoNYM, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this circular and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, BoNYM will endeavour, to the extent practicable, to vote or cause to be voted the amount of Shares represented by the ADSs, evidenced by ADS related to those ADRs, in accordance with the instructions set forth in such request. BoNYM has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Shares represented by the ADSs, only BoNYM may vote those Shares at the EGM.

PROXY STATEMENT

BoNYM and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not able to be voted at the EGM, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by BoNYM from a holder of ADSs by 5:00 p.m. on 21 May 2009, New York time (5:00 a.m. on 22 May 2009, Hong Kong time) (the “ADS Voting Deadline”), BoNYM will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the EGM to vote in favour of each proposal recommended by the Board and against each proposal opposed by the Board. Holders of ADSs can only change their instructions to BoNYM by providing a new ADS Voting Instruction Card to BoNYM prior to the ADS Voting Deadline. ADS holders cannot vote or change the instructions previously delivered to BoNYM in an ADS Voting Instruction Card by attending the EGM in person.

PROXY STATEMENT

PROPOSAL NO. 1:	PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

On 27 February 2009, the Company submitted an application to the Stock Exchange for the voluntary withdrawal of the listing of the Shares on the Main Board of the Stock Exchange. The Proposed Withdrawal is subject to, inter alia, Shareholders of the Company passing an ordinary resolution at the EGM. The Company intends to retain the primary listing of ADSs on the NASDAQ and the secondary listing of the ADSs on the Cayman Islands Stock Exchange, following the Proposed Withdrawal becoming effective and for the foreseeable future. The secondary listing of the Shares on the Cayman Islands Stock Exchange will cease upon the Proposed Withdrawal becoming effective.

Subject to the Proposed Withdrawal becoming effective, Shareholders will have the option of either (i) holding the Shares (which will not be listed on the Stock Exchange after the Delisting Date), or (ii) subject to depositing their Shares with BoNYM and complying with the requisite procedures and U.S. securities laws, holding their interest in the form of ADSs, which are listed for trading on the NASDAQ.

Please refer to the main body of this circular for the indicative timetable, reasons, conditions and effects of the Proposed Withdrawal. Shareholders and ADS holders should refer to the main body of this circular for actions that may be taken by them.

Required Vote; Recommendation

The affirmative vote of the holders of a majority of the Shares present in person (or, in the case of a corporation, by its duly authorized representative) or represented by proxy and voting at the EGM will be required to approve this proposal no. 1.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “VOTING BY HOLDERS OF ADSs” ABOVE.

PROXY STATEMENT

PROPOSAL NO. 2:	ADOPTION OF THE PROPOSED ARTICLES

Introduction

In November 2005, our Shareholders adopted the current Articles (the “Existing Articles”) in order to comply with certain requirements of the Stock Exchange. Because we are now seeking to delist our Shares from the Stock Exchange, the Board has recommended certain changes to the Existing Articles to remove the changes adopted in November 2005, as well as to make related conforming changes and to correct certain non-substantive errors and omissions. No substantive changes will be made to the memorandum of association of the Company as a result of the adoption of the Proposed Articles. You are being asked to approve the Proposed Articles.

If this proposal is approved by SPECIAL RESOLUTION of our Shareholders, the Proposed Articles will become effective upon the Proposed Withdrawal becoming effective.

Brief Summary of Changes

The following is a summary of the material changes to the Existing Articles which we are proposing for adoption:

Amendments:	As required by the Listing Rules, the Existing Articles provide that such Articles and our Memorandum of Association may only be amended by special resolution, except for certain changes to our share capital in the Memorandum of Association which may still be approved by an ordinary resolution. Under the Listing Rules, a special resolution requires, for all matters before Shareholders, approval of three-fourths of the Shares entitled to vote and present in person or by proxy at the meeting.

The Proposed Articles will provide that our Memorandum of Association may be amended by ordinary resolution (meaning approval by a simple majority of the Shares entitled to vote and present in person or by proxy), except that amendments to change our name or objects or reduce our Share capital and any capital redemption reserve fund must be approved by a special resolution (meaning approval by two-thirds of the Shares entitled to vote and present in person or by proxy).

Special Resolutions:	The Listing Rules require that a special resolution requires, for all matters before Shareholders, approval of three-fourths of the Shares entitled to vote and present in person or by proxy. The Listing Rules requirement, which was inserted into the Existing Articles prior to the Introduction, will be removed in the Proposed Articles and a special resolution will require the approval of two- thirds of the Shares entitled to vote and present in person or by proxy.

PROXY STATEMENT

Shares:	As required by the Listing Rules, our Existing Articles provide, in pertinent part, that subject to applicable law, our Articles and any special rights conferred on any shares, any share of our Company may be issued with or have attached thereto such rights or restrictions as Shareholders may determine by an ordinary resolution. If there is no such resolution, the Board may make the determination.

In addition, the Existing Articles provide that if we purchase for redemption a redeemable share, any purchase not effected through the market or by tender is limited to a maximum price as may from time to time be determined in a general meeting of Shareholders, either generally or with regard to specific purchases.

Moreover, if purchases of redeemable shares are made by tender, the tender must be available to all Shareholders on the same terms.

Because we will no longer be subject to the requirements of the Listing Rules after the Proposed Withdrawal becomes effective, the Proposed Articles will remove the provisions above.

Disclosure of Share Interests:	The Existing Articles provide that no action shall be taken to freeze or otherwise impair any of the rights attaching to any Shares by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interest to the Company.

This provision will be deleted in the Proposed Articles.

Shareholder Meetings:	As required by the Listing Rules, the Existing Articles provide that an annual general meeting should be held each year and not more than 15 months (or such longer period as the Stock Exchange may authorize) may lapse between the annual general meetings of Shareholders.

The Proposed Articles will require that an annual general meeting be held in each year.

PROXY STATEMENT

Notice of Shareholder Meetings:	The Listing Rules require that any annual or extraordinary general meeting at which a special resolution is proposed must be convened on at least 21 days’ clear notice, and any extraordinary general meeting at which ordinary resolutions are to be proposed must be convened on at least 14 days’ notice. These requirements will be deleted in the Proposed Articles, which will provide that at least ten days’ notice (but not more than sixty days’ notice) shall be given of an annual general meeting or any other general meeting, but a general meeting may be called by shorter notice, subject to the Companies Law, if it is so agreed in accordance with the current short notice provisions in the Articles.

In addition, a new article will be inserted in the Proposed Articles, providing that the accidental omission to give notice of a general meeting to, or the non receipt of notice of a meeting by, any person entitled to receive notice thereof shall not invalidate the proceedings of that meeting.

Proxies:	The Existing Articles provide that proxies may be lodged at the registered office of the Company or at such other place as specified in the notice convening the meeting, no later than the time for holding the meeting.

This provision will be amended in the Proposed Articles to require that proxies are generally lodged not less than 48 hours before the time for holding the meeting, although the Directors may provide for proxies to be lodged no later than the time for holding the meeting in the notice convening the meeting.

Votes of Members:	As required by the Listing Rules, the Existing Articles provide that where the Company has knowledge that any member is, under the rules of a designated stock exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

This provision will be deleted in the Proposed Articles.

PROXY STATEMENT

Directors:	As required by the Listing Rules the Existing Articles state that a Director may not vote or be counted toward a quorum on any resolution of our Board approving any contract or arrangement or other proposal in which he or any of his associates is materially interested. Article 119 of the Existing Articles lists certain exceptions to this rule.

In addition, the Existing Articles also state that our Board must obtain Shareholder approval at a general meeting before making any compensatory payment to any past or present director for the loss of office or as consideration for or in connection with the director’s retirement from our Board.

The Existing Articles further prohibit us from: (1) making loans to a Director (or a director of a holding company of our Company) or any of their associates, (2) entering into any guarantee or providing security for a loan to any such party or (3) making a loan, entering into a guaranty or providing any security in connection with a loan to a company in which one or more of our directors hold a controlling interest.

Because we will no longer be subject to the requirements of the Listing Rules after the Proposed Withdrawal becomes effective, the Proposed Articles will remove the provisions above.

The Proposed Articles will provide that a Director (or his alternate in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or their alternates in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

Nomination of Directors:	The procedure for nomination of a Director of our Company by a Shareholder will be changed in the Proposed Articles and will revert to the mechanism which was in place prior to the listing of the Shares on the Stock Exchange.

PROXY STATEMENT

Removal and Appointment of Directors:	As required by the Listing Rules, the Existing Articles state that any Director may be removed by a special resolution passed by the Shareholders at a general meeting at any time, notwithstanding any agreement between our Company and the Director. In addition, the Shareholders’ right to elect a Director to fill a vacancy or vacancies not filled by the Directors was removed.

Because we will no longer be subject to the requirements of the Listing Rules after the Proposed Withdrawal becomes effective, these provisions will be deleted in the Proposed Articles, which will provide that a Director may be removed by ordinary resolution of the Shareholders and reinstate the Shareholders’ right to elect a Director to fill a vacancy or vacancies not filled by the Directors.

Unclaimed Dividends:	As required by the Listing Rules, under the Existing Articles, unclaimed dividends may not be forfeited by our Company until after six or more years following the date of declaration of the dividend and we may cease sending checks for dividends or dividend warrants by post if such checks or warrants have been left uncashed for two consecutive occasions. We may, however, exercise this power after the first occasion on which such a check or warrant is returned to us undelivered.

Because we will no longer be subject to the requirements of the Listing Rules after the Proposed Withdrawal becomes effective, the Proposed Articles will remove the provisions above.

Reports to Shareholders:	As required by the Listing Rules, the Existing Articles provide that a copy of a report from our Directors, accompanied by the balance sheet and profit and loss account up to the end of the applicable fiscal year and an auditors’ report, must be sent to Shareholders at least 21 days before the date of an annual general meeting. The audited accounts must also be sent at the same time as the notice of the annual general meeting of Shareholders and be presented at such meeting.

The Proposed Articles will remove this requirement and provide that our Directors may from time to time cause to be prepared and presented at a general meeting of Shareholders profit and loss accounts, balance sheets, group accounts and such other reports and accounts as may be required by law.

PROXY STATEMENT

Inspection of Register of Members:

In order to comply with the Listing Rules, the Existing Articles provide that the register(s) of members shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by any member of the Company without charge and by any other person on payment of such fee as may from time to time be permitted under the rules of the Stock Exchange.

This provision will be deleted in the Proposed Articles.

To address the foregoing amendments, as well as to make related conforming changes and to correct certain non-substantive errors and omissions, our Board recommends the approval of the Proposed Articles, which are set out in full in Appendix II to this circular of which this Proxy Statement forms part and are incorporated herein by reference. The foregoing discussion is qualified in its entirety by reference to the complete text of the Proposed Articles. You are urged to review the Proposed Articles carefully and in their entirety.

Required Vote; Recommendation

The affirmative vote of the holders of three-fourths of the Shares present in person (or, in the case of a corporation, by its duly authorized representative) or represented by proxy and voting at the EGM will be required to approve this proposal no. 2.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE PROPOSED ARTICLES. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ADOPTION OF THE PROPOSED ARTICLES. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “VOTING BY HOLDERS OF ADSs” ABOVE.

PROXY STATEMENT

PROPOSAL NO. 3:	ADOPTION OF 2009 EMPLOYEE STOCK PURCHASE PLAN (THE “ESPP”)

The Shareholders are being asked to approve and adopt the 2009 Employee Stock Purchase Plan (the “ESPP”). A summary of the ESPP is set forth below. This description is qualified in its entirety by the terms of the ESPP, a copy of which is available for inspection by Shareholders and ADS holders at KCS Hong Kong Limited of 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong or the Company’s office at 3118 Patrick Henry Drive, Santa Clara CA 95094.

If this proposal is approved by ORDINARY RESOLUTION of our Shareholders, the ESPP will become effective upon the Proposed Withdrawal becoming effective.

The following is a summary of the principal terms of the ESPP.

(a)	Purpose of the ESPP

The purpose of the ESPP is to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of our business.

(b)	Who may join

All employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in the ESPP, subject to a 10-day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-US jurisdiction that prohibit or make impracticable their participation in the ESPP will not be eligible to participate.

(c)	Number of securities available for issue under the ESPP

The total number of Shares subject to options and purchase rights granted by us under the ESPP (or any other of our share incentive plans) to an employee (including both exercised and outstanding options) in any 12-month period may not exceed 1% of the Shares outstanding at the date of such grant. If such grant would cause the total number of Shares subject to options and purchase rights to exceed 1% of the Shares outstanding on the date of grant, such grant must be approved by our Shareholders at a general meeting.

(d)	Individual Limit

The maximum number of Shares that any employee may purchase under the ESPP during a purchase period is 100,000 Shares. The U.S. Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

(e)	Purchase Rights

The ESPP is intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the U.S. Internal Revenue Code in order to provide our employees with an opportunity to purchase Shares through payroll deductions.

The ESPP will designate offer periods, purchase periods and exercise dates. Offer periods (and purchase periods) are three months in duration and commence on each February, May, August and November. Exercise dates are the last day of each purchase period.

PROXY STATEMENT

On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right will automatically be exercised at the end of the purchase period during which authorized deductions are to be made from the pay of participants and credited to their accounts under the ESPP. When the purchase right is exercised, the participant’s withheld salary is used to purchase Shares. Payroll deductions may range from 1% to 10% in whole percentage increments of a participant’s regular base pay and shall commence on the first day of each offer period.

Upon termination of a participant’s employment relationship, the payroll deductions credited to such participant’s account during the offer period but not yet used to exercise the option will be returned to such participant or, in the case of his/her death, to the person or persons entitled and such participant’s option will be automatically terminated.

(f)	Administration of the ESPP

The Board or a committee designated by the Board (the “Administrator”) administers the ESPP. The Administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to determine eligibility and to adjudicate all disputed claims filed under the ESPP. Unless otherwise specified by the Administrator, there is no performance target that needs to be achieved by the participant before a purchase right can be exercised nor any minimum period for which a purchase right must be held before a purchase right can be exercised.

(g)	Purchase Price

The price per Share at which Shares are purchased under the ESPP will be expressed as a percentage not less than the lower of (i) 90% of the fair market value of the Shares on the date of grant of the purchase right (which is the commencement of the offer period) or (ii) 90% of the fair market value of the Shares on the date the purchase right is exercised.

(h)	Period of the ESPP

Unless terminated sooner, the ESPP will terminate ten years after its initial adoption.

Required Vote; Recommendation

The affirmative vote of the holders of a majority of the Shares present in person (or, in the case of a corporation, by its duly authorized representative) or represented by proxy and voting at the EGM will be required to approve this proposal no. 3.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE COMPANY’S 2009 EMPLOYEE STOCK PURCHASE PLAN. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE 2009 EMPLOYEE STOCK PURCHASE PLAN. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “VOTING BY HOLDERS OF ADSs” ABOVE.

PROXY STATEMENT

PROPOSAL NO. 4:	AMENDMENT OF 2005 SHARE OPTION PLAN BY INCREASING THE NUMBER OF SHARES AVAILABLE UNDER IT FROM 100,000,000 TO 175,000,000 SHARES AND REMOVING REFERENCES TO HONG KONG AND HONG KONG RELATED RULES AND REGULATIONS

The Shareholders are being asked to approve, adopt and ratify certain amendments to the Company’s 2005 Share Option Plan (the “Option Plan”) to increase the number of Shares available for issue pursuant to the Option Plan from 100,000,000 to 175,000,000 Shares and to remove references to Hong Kong and Hong Kong related rules and regulations which will no longer be applicable upon the delisting of Shares from the Stock Exchange. Following the delisting of the Shares from the Stock Exchange, the Option Plan will be governed by the laws of the state of California. A general description of the Option Plan is set forth below. This description is qualified in its entirety by the terms of the Option Plan incorporating the proposed amendments, a copy of which is available for inspection by Shareholders and ADS holders at KCS Hong Kong Limited of 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong or the Company’s office at 3118 Patrick Henry Drive, Santa Clara CA 95094. As at the date of listing of our shares on the Stock Exchange, the total number of Shares available for issuance under the Option Plan was 100,000,000. Such number, when added to the remaining number of Shares available for the grant of options under any other plan of the Company (but not including the 2005 Share Incentive Plan which does not authorize the grant of stock options), would not be greater than 10% of the number of Shares outstanding immediately following the listing of the Company’s Shares on the Stock Exchange. As at 31 March 2009, an aggregate of 3,345,650 shares were available for issuance under the Option Plan, representing approximately 0.18% of our issued share capital.

If this proposal is approved by ORDINARY RESOLUTION of our Shareholders, the amendments will become effective upon the delisting of the Shares from the Stock Exchange becoming effective.

The following is a summary of the principal terms of the Option Plan which was adopted by our Board in August 2005 and was approved by our Shareholders in November 2005 (save as disclosed below, this summary will remain accurate following the removal of certain Hong Kong related references under this proposal):

100,000,000 Shares are reserved for issuance under our Option Plan, subject to adjustment for a share split, or any future share dividend or other similar change in our Shares or our capital structure. The Shareholders are being asked to approve, adopt and ratify an amendment to the Option Plan to increase this number to 175,000,000 Shares. The number of Shares reserved under our Option Plan and any other plan may not currently exceed approximately 195,000,000 Shares, being 10% of the Shares issued and outstanding immediately following the listing of the Company’s Shares on the Stock Exchange; this limitation will cease to apply when the proposed amendments, if approved, become effective upon the Proposed Withdrawal. In no event may an option be granted under our Option Plan if such grant would result in the total aggregate number of Shares subject to all then outstanding stock options granted by us pursuant to our Option Plan or any other plan exceeding 30% of the issued and outstanding Shares from time to time. As at 31 March 2009, 96,138,000 options had been granted under our Option Plan and remained outstanding.

Our Option Plan provides solely for the grant of stock options. Stock options granted under our Option Plan are either incentive share options under the provisions of Section 422 of the U.S. Internal Revenue Code or non-qualified share options. Incentive share options are granted only to employees. Non-qualified share options are granted to employees, directors and consultants.

Our Board or a committee designated by the Board, referred to as the “plan administrator”, administers our Option Plan, including selecting the participants, determining the number of Shares to be subject to each option, determining the exercise price of each option and determining the vesting and exercise periods of each option.

PROXY STATEMENT

The exercise price of all options granted under our Option Plan must be at least equal to 100% of the greater of (1) the closing price of the Shares on the principal exchange or system on which the Shares are listed on the date of grant (which must be a trading day) and (2) the average closing price of the Shares on the principal exchange or system on which the Shares are listed for the five trading days immediately preceding the date of grant. If, however, incentive share options are granted to an employee who owns Shares possessing more than 10% of the voting power of all classes of our Shares or the Shares of any parent or subsidiary of us, the exercise price of any incentive share option granted must equal at least 110% of the greater of (1) the closing price of the Shares on the principal exchange or system on which the Shares are listed on the date of grant (which must be a trading day) and (2) the average closing price of the Shares on the principal exchange or system on which the Shares are listed for the five trading days immediately preceding the date of grant, and the maximum term of these incentive share options must not exceed five years. The maximum term of options must not exceed ten years.

Under our Option Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Non-qualified share options shall be transferable by will or by the laws of descent or distribution and to the extent provided in the option agreement. Our Option Plan permits the designation of beneficiaries by holders of options.

In the event that a participant in our Option Plan terminates service or his or her service is terminated by us without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event that a participant in our Option Plan is terminated by us for cause, any options which have become exercisable prior to the time of termination will terminate immediately. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In no event may a participant exercise the option after the expiration date of the option.

In the event of a corporate transaction where the acquiror does not assume options granted under our Option Plan, the options shall terminate upon the consummation of the corporate transaction. Under our Option Plan, a corporate transaction is generally defined as:

•	an acquisition of more than 50% of our Shares by any individual or entity;

•	a reverse merger in which more than 40% of our Shares are transferred to a person or persons different from those who held our Shares immediately prior to such merger;

•	a sale, transfer or other disposition of all or substantially all of the assets of our Company;

•	a merger or consolidation in which our Company is not the surviving entity; or

•	a complete liquidation or dissolution.

Unless terminated sooner, our Option Plan will automatically terminate in 2015. Our Board has the authority to amend or terminate our Option Plan. To the extent necessary to comply with applicable provisions of the corporate and securities laws of the Cayman Islands, the U.S. Internal Revenue Code, the Listing Rules, the rules of any other applicable stock exchange or national market system, and the rules of any other jurisdiction applicable to options granted to residents therein, we obtain Shareholder approval prior to any amendment to our Option Plan in the manner and to the degree required.

PROXY STATEMENT

Required Vote; Recommendation

The affirmative vote of the holders of a majority of the Shares present in person (or, in the case of a corporation, by its duly authorized representative) or represented by proxy and voting at the EGM will be required to approve this proposal no. 4.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE AMENDMENTS TO THE 2005 SHARE OPTION PLAN. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE AMENDMENTS TO THE COMPANY’S 2005 SHARE OPTION PLAN. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “VOTING BY HOLDERS OF ADSs” ABOVE.

PROXY STATEMENT

PROPOSAL NO. 5:	AMENDMENT OF THE 2005 SHARE INCENTIVE PLAN BY INCREASING THE NUMBER OF SHARES AVAILABLE UNDER IT FROM 75,000,000 TO 125,000,000 SHARES AND REMOVING REFERENCES TO HONG KONG AND HONG KONG RELATED RULES AND REGULATIONS

The Shareholders are being asked to approve, adopt and ratify amendments to the Company’s 2005 Share Incentive Plan (the “Incentive Plan”) to increase in the number of Shares available for issue pursuant to the Incentive Plan from 75,000,000 to 125,000,000 shares and to remove references to Hong Kong and Hong Kong related rules and regulations which will no longer be applicable upon the delisting of Shares from the Stock Exchange. Following the delisting of the Shares from the Stock Exchange, the Incentive Plan will be governed by the laws of the state of California. A general description of the Incentive Plan is set forth below. This description is qualified in its entirety by the terms of the Incentive Plan incorporating the proposed amendments, a copy of which is available for inspection by Shareholders and ADS holders at KCS Hong Kong Limited of 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong or the Company’s office at 3118 Patrick Henry Drive, Santa Clara CA 95094. As at the date of the listing of our Shares on the Stock Exchange, the total number of Shares available for issuance under the Incentive Plan was 75,000,000. As at 31 March 2009, 17,511,750 Shares were available for issuance under the Incentive Plan, representing approximately 0.95% of our issued share capital.

If this proposal is approved by ORDINARY RESOLUTION of our Shareholders, the amendments will become effective upon the delisting of the Shares from the Stock Exchange becoming effective.

The following is a summary of the principal terms of the Incentive Plan which was adopted by our Board in August 2005 and was approved by our Shareholders in November 2005 (this summary will remain accurate following the removal of certain Hong Kong related references under this proposal):

2005 Share Incentive Plan

75,000,000 Shares are reserved for issuance under our Incentive Plan, subject to adjustment for a Share split, or any future Share dividend or other similar change in our Shares or our capital structure. The Shareholders are being asked to approve, adopt and ratify an amendment to the Incentive Plan to increase this number to 125,000,000 Shares. As at 31 March 2009, issuances/rights in respect of 50,025,700 Shares had been granted under our Incentive Plan and remained outstanding, and issuances/rights in respect of 7,462,550 Shares had been granted and had vested in the grantees. Our Incentive Plan provides for the grant of restricted Shares, restricted Share units, Share appreciation rights and dividend equivalent rights, collectively referred to as “awards”. Awards may be granted to employees, Directors and consultants.

Our Board or a committee designated by our Board, referred to as the “plan administrator”, is responsible for administering our Incentive Plan, including selecting the participants, determining the number of Shares to be subject to each award, determining the purchase price (if any) of each award and determining the vesting and exercise periods of each award.

The base appreciation amount of share appreciation rights granted under our Incentive Plan must be at least equal to 100% of the closing price of the Shares on the principal exchange or system on which the Shares are listed on the date of grant. The plan administrator determines the purchase price of all other awards granted under our Incentive Plan. The maximum term of all awards must not exceed ten years. Awards are transferable by will or by the laws of descent or distribution. Our Incentive Plan permits the designation of beneficiaries by holders of awards.

In the event of a corporate transaction where the acquirer does not assume awards granted under our Incentive Plan, the awards shall terminate upon the consummation of the corporate transaction. Under our Incentive Plan, a corporate transaction has the same meaning as under our Option Plan.

PROXY STATEMENT

Unless terminated sooner, our Incentive Plan will automatically terminate in 2015. Our Board has the authority to amend or terminate our Incentive Plan. To the extent necessary to comply with applicable provisions of the corporate and securities laws of the Cayman Islands, the U.S. Internal Revenue Code, the Listing Rules, the rules of any other applicable stock exchange or national market system, and the rules of any other jurisdiction applicable to awards granted to residents therein, we obtain shareholder approval of any such amendment to our Incentive Plan in the manner and to the degree required.

Required Vote; Recommendation

The affirmative vote of the holders of a majority of the Shares present in person (or, in the case of a corporation, by its duly authorized representative) or represented by proxy and voting at the EGM will be required to approve this proposal no. 5.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE AMENDMENTS TO THE 2005 SHARE INCENTIVE PLAN. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE AMENDMENTS TO THE COMPANY’S 2005 SHARE INCENTIVE PLAN. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER “VOTING BY HOLDERS OF ADSs” ABOVE.

PROXY STATEMENT

GENERAL

At the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the EGM other than that described above.

Present and former officers, Directors and other employees of the Company may solicit proxies and ADS voting instructions by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, the ADS depositary, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board O2Micro International Limited Sterling Du
Executive Director

24 April 2009

O2 MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 457)

FORM OF PROXY

FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON MAY 29, 2009

(or any adjournment thereof)

I/We1

of

being the registered holder(s) of2

share(s) of HK$0.00002 each in the capital of O2Micro International Limited (the “Company”), HEREBY APPOINT3 STERLING DU or failing him JAMES KEIM or                                                                                   (fill in name of proxy of undersigned’s choice) to act as my/our proxy to attend and vote for me/us and on my/our behalf at the meeting to be held on May 29, 2009 (the “Meeting”) or any adjournment thereof, on the resolutions set out in the notice convening the Meeting as indicated below, and if no such indication is given then as my/our proxy thinks fit, and on any other resolution properly put to the Meeting.

RESOLUTION	FOR[4]	AGAINST[4]	ABSTAIN[4]

1. That the voluntary withdrawal of the listing of the Company’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Proposed Withdrawal”) be and is hereby approved and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

2. That the memorandum and articles of association of the Company be amended and restated by the deletion of the existing memorandum and articles of association in their entirety and the substitution in their place of the amended and restated memorandum and articles of association set out in Appendix II to the Company’s circular dated 24 April 2009, conditionally on and with effect from the Proposed Withdrawal becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

3. That the adoption of the 2009 Employee Stock Purchase Plan be and is hereby approved, conditionally on and with effect from the withdrawal of the listing of the Company’s Shares on The Stock Exchange of Hong Kong Limited becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

RESOLUTION	FOR[4]	AGAINST[4]	ABSTAIN[4]

4. That the amendment of the Company’s 2005 Share Option Plan by increasing the number of Shares available for issue thereunder from 100,000,000 to 175,000,000 Shares and removing references to Hong Kong and Hong Kong related rules and regulations be and is hereby approved, conditionally on and with effect from the withdrawal of the listing of the Company’s Shares on The Stock Exchange of Hong Kong Limited becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

5. That the amendment of the Company’s 2005 Share Incentive Plan by increasing the number of Shares available for issue thereunder from 75,000,000 to 125,000,000 Shares and removing references to Hong Kong and Hong Kong related rules and regulations be and is hereby approved, conditionally on and with effect from the withdrawal of the listing of the Company’s Shares on The Stock Exchange of Hong Kong Limited becoming effective, and any Director or Directors be and are hereby authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as the Director deems appropriate, and all such actions by any Director on behalf of the Company in such connection heretofore be and are hereby approved, confirmed and ratified.

Dated:	Signature(s)[5]

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.

2.	Please insert the number of shares of HK$0.00002 each in the capital of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Voting will be on the basis of one vote for each share held.

3.	Please delete the words “STERLING DU or failing him JAMES KEIM or” from the paragraph if you are appointing your own proxy. Please note that, if you do not delete those words and/or do not specify a different proxy, Mr. Sterling Du or, failing him, Mr. James Keim will be appointed as your proxy.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU DO NOT WISH TO VOTE, TICK IN THE BOX MARKED “ABSTAIN”. Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting (or any adjournment thereof) other than those referred to in the notice convening the Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or other person duly authorized.

6.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority, must be delivered to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.

7.	Where there are joint holders of any share of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company.

9.	ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

10.	Completion and deposit of this form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.